UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of October 2024
Commission File Number 001-33161
NORTH AMERICAN CONSTRUCTION GROUP LTD.
27287 - 100 Avenue
Acheson, Alberta T7X 6H8
(780) 960-7171
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rue 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

No.	Documents and Exhibit Index

Management’s Discussion and Analysis for the three and nine months ended September 30, 2024

Interim consolidated financial statements of North American Construction Group Ltd. for the three and nine months ended September 30, 2024

99.1	North American Construction Group Ltd. Announces Results for the Third Quarter Ending September 30, 2024

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN CONSTRUCTION GROUP LTD.

By:	/s/ Jason Veenstra
Name:	Jason Veenstra
Title:	Chief Financial Officer
Date: October 30, 2024

NORTH AMERICAN CONSTRUCTION GROUP LTD.

# 2024 THIRD QUARTER REPORT

LIEBHERR
MACKELLAR

NORTH AMERICAN
CONSTRUCTION GROUP

EVERYONE GETS HOME SAFE

Letter to Shareholders

Dear Fellow Shareholders:

I am pleased to report our overall business performed slightly better than expected in the third quarter with our MacKellar business in Australia exceeding and our oil sands and joint venture interests meeting expectation.
In our oil sands business, we have fully adjusted our operational strategy to changing conditions. We are in contract discussions with customers which we expect to conclude before year-end. We believe we are again positioned as the preferred contractor in what we foresee will continue to be a stable and modestly growing oil sands contractor market for decades to come.
In our joint venture businesses, our Fargo flood diversion project achieved its construction peak in the third quarter and is now over half complete and progressing as planned. Our Nuna partnership also performed as planned in the quarter with a modest but meaningful profit. Year-on-year Nuna has far improved from the wildfire impacts and poor project performance of last year. We remain confident in the turn-around in our Nuna business and our ability to grow it profitably moving forward.
In Australia, MacKellar continues to out-perform and our integration is nearing completion with our ERP go-live having started last month and the phased roll out to be completed here in Q4. Our Australian team has demonstrated an amazing ability to continue their operational excellence, win work, and continue to grow while integrating major system and process improvements. We continue to see further opportunities in Australia to place projected under-utilized Canadian assets in 2025 and win additional work as well as more diversified work outside our major Queensland metallurgical and thermal coal markets.
Looking forward, we believe the fourth quarter will be another strong performance and expect a busy winter season in Canada and summer season in Australia to end the year within the guidance range provided in back in July. We expect the overall business to grow meaningfully year over year with Australia contributing more than half and the oil sands region around a quarter.
On capital allocation moving forward, we have announced both a 20% increase in dividends and an NCIB providing a clear intention to invest our increasing free cash flow in shareholder friendly ways while maintaining debt and liquidity that supports the ongoing growth of the overall business.
Our business and our share price have had some ups and downs this year and I am thankful to our shareholders for their continued support and patience as we set ourselves up for a strong year-end, positive growth and profitability in 2025, and a free cash flow allowing further investments to benefit our shareholders.

Regards,
Joseph Lambert
President & Chief Executive Officer
October 30, 2024

This letter contains forward-looking information. Please see the “Forward Looking Information” section of the attached Management’s Discussion & Analysis for the period ended September 30, 2024, for a cautionary statement with respect to such information, including material factors or assumptions related to such information.
i

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2024
October 30, 2024
The following Management’s Discussion and Analysis ("MD&A") is as of October 30, 2024, and should be read in conjunction with the attached unaudited interim consolidated financial statements and notes that follow for the three and nine months ended September 30, 2024, the audited consolidated financial statements and notes that follow for the year ended December 31, 2023, and our annual MD&A for the year ended December 31, 2023.
All financial statements have been prepared in accordance with United States ("US") generally accepted accounting principles ("GAAP"). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. The consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form, are available on the Canadian Securities Administrators' SEDAR+ system at www.sedarplus.com, the US Securities and Exchange Commission's website at www.sec.gov and our Company website at www.nacg.ca.
A non-GAAP financial measure is generally defined by securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be adjusted in the most comparable GAAP measures. Non-GAAP financial measures do not have standardized meanings under GAAP and therefore may not be comparable to similar measures presented by other issuers. In our MD&A, we use non-GAAP financial measures such as "adjusted EBIT", "adjusted EBITDA", "adjusted EBITDA margin", "adjusted EPS", "adjusted net earnings", "backlog", "capital additions", "capital expenditures, net", "capital inventory", "capital work in progress", "cash liquidity", "cash provided by operating activities prior to change in working capital", "cash related interest expense", "combined backlog", "combined gross profit", "combined gross profit margin", "equity investment EBIT", "equity method investment backlog", "free cash flow", "general and administrative expenses (excluding stock-based compensation)", "growth capital", "growth spending", "invested capital", "margin", "net debt", "share of affiliate and joint venture capital additions", "sustaining capital", "total capital liquidity", "total combined revenue", and "total debt". We provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements. A summary of our non-GAAP measures is included below under the heading "Non-GAAP financial measures".

Management's Discussion and Analysis September 30, 2024	M-1	North American Construction Group Ltd.

OVERALL PERFORMANCE
Interim MD&A - Quarter 3 Highlights

(Expressed in thousands of Canadian Dollars, except per share amounts)	Three months ended
	September 30,
	2024	2023(iv)	Change
Revenue	$286,857	$196,881	$89,976
Total combined revenue(i)	367,155	274,757	92,398

Gross profit	65,098	26,518	38,580
Gross profit margin(i)	22.7%	13.5%	9.2%

Combined gross profit(i)	80,415	38,004	42,411
Combined gross profit margin(i)(ii)	21.9%	13.8%	8.1%

Operating income	53,805	14,344	39,461

Adjusted EBITDA(i)(iii)	106,384	59,371	47,013
Adjusted EBITDA margin(i)(iii)	29.0%	21.6%	7.4%

Net income	13,901	11,387	2,514
Adjusted net earnings(i)	31,253	14,295	16,958

Cash provided by operating activities	48,184	37,512	10,672
Cash provided by operating activities prior to change in working capital(i)	79,838	41,666	38,172

Free cash flow(i)	10,785	8,940	1,845

Purchase of PPE	61,812	39,295	22,517
Sustaining capital additions(i)	21,127	42,290	(21,163)
Growth capital additions(i)	21,437	1,727	19,710

Basic net income per share	$0.52	$0.43	$0.09
Adjusted EPS(i)	$1.17	$0.54	$0.63
(i)See "Non-GAAP Financial Measures".
(ii)Combined gross profit margin is calculated using combined gross profit over total combined revenue.
(iii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
(iv)The prior year amounts are adjusted to reflect a change in accounting policy. See "Accounting Estimates, Pronouncements and Measures".
Revenue for 2024 Q3 of $286.9 million represented an increase of approximately $90.0 million (or 46%) from 2023 Q3. The increase is primarily due to the inclusion of results from the MacKellar Group ("MacKellar") following our acquisition on October 1, 2023.
The Heavy Equipment - Australia segment showed strong performance, driven by MacKellar’s Q3 results generated from stable operating conditions during the quarter. Equipment utilization of the MacKellar fleet for the quarter of 84% was similar to 2024 Q2 but generated higher revenue as growth assets commissioned late in the second quarter in Western Australia and Queensland provided full quarter contributions. The month of July was particularly strong with utilization being above the target of 85% while August and September averaged 82%. DGI Trading Pty Ltd. ("DGI") posted lower revenue in the quarter due to timing of large component sales but continues to benefit from international demand for low-cost used components and major parts required by heavy equipment fleets in the mining industry.
The Heavy Equipment - Canada segment posted a decline in revenue compared to the prior year as equipment utilization was 51% for the quarter in comparison to 56% in 2023 Q3. Quarter over quarter, the decrease in revenue represented a 23% decrease and was primarily driven by changes in work scopes at the Fort Hills and Syncrude mines offset by increases in operating hours at the Millennium mine. Additionally, the prior year's quarter benefited from higher utilization rates from NACG assets being operated at the gold mine in northern Ontario, a project that concluded in 2023 Q3. When comparing to 2024 Q2, top-line revenue achieved in the quarter was 8% higher on consistent operating conditions from July to September as well as increased work scopes at the Millennium mine.
Combined revenue of $367.2 million represented a $92.4 million (or 34%) increase from 2023 Q3. Our share of revenue generated in 2024 Q3 by joint ventures and affiliates was $80.3 million, compared to $77.9 million in 2023 Q3. The Fargo-Moorhead flood diversion project, which completed another strong operational quarter, posted a 32% increase from scopes completed in the prior quarter and surpassed the 50% completion mark during the

Management's Discussion and Analysis September 30, 2024	M-2	North American Construction Group Ltd.

quarter. Mostly offsetting this variance was the completion of the gold mine project in northern Ontario which occurred in 2023 Q3.
Combined gross profit and margin of $80.4 million and 21.9% compares favorably to the $38.0 million and 13.8% posted in the prior quarter and was the compilation of strong operations across all business lines. In particular, consistent weather conditions in Australia resulted in productive operations and a 24.6% gross margin over the three months. In Canada, heavy equipment operations posted a 19.4% margin as operations stabilized from the first half of the year. The joint ventures posted a 19.1% margin, up from 14.7% in the prior quarter, as Nuna returned to profitable operations. The increases in margin were offset slightly within the Fargo joint ventures as additional costs were recognized in the quarter primarily related to project cost escalation.
Adjusted EBITDA and the associated margin of $106.4 million and 29.0% exceeded our 2023 Q3 results of $59.4 million and 21.6%, respectively. As mentioned above and despite lower revenue in the oil sands region, effective and efficient operation of the heavy equipment fleets in Australia and Canada generated a strong EBITDA margin. EBITDA margin for this quarter was more consistent with the first quarter and is reflective of the underlying consistent business of our heavy equipment fleets.
Depreciation of our Canadian and Australian heavy equipment fleets was 13.4% of revenue in the quarter. Depreciation as a percentage of revenue was 16.4% for the Heavy Equipment - Canada fleet which is higher than our historical average as increased customer demand for heavy equipment rentals has changed the revenue profile. The Heavy Equipment - Australia fleet, which averaged approximately 11.7% of revenue reflected both productive operations in the quarter as well as the depreciation of fair market values allocated upon purchase. On a combined basis, depreciation averaged 12.1% of combined revenue in the quarter as the lower capital intensity in Fargo and Nuna joint ventures modestly reduced the ratio.
General and administrative expenses (excluding stock-based compensation) were $9.6 million, or 3.4% of revenue, compared to $6.9 million, or 3.5% of revenue in 2023 Q3. The increase in expenses reflects the acquisition of the MacKellar Group. Cash related interest expense for the quarter was $14.2 million at an average cost of debt of 6.5%, compared to $7.8 million at an average cost of debt of 7.1% in 2023 Q3, as rates posted by the Bank of Canada directly impact our Credit Facility and have a delayed impact on the rates for secured equipment-backed financing. Total interest expense was $15.0 million in the quarter, compared to $8.1 million in 2023 Q3 based on the debt financing incurred upon acquisition of the MacKellar Group on October 1, 2023.
Adjusted earnings per share ("EPS") of $1.17 on adjusted net earnings of $31.3 million was up 117% from the prior year figure of $0.54, consistent with the adjusted EBIT performance which was up 144% quarter over quarter. As mentioned above, the step-changes in interest from the MacKellar acquisition offset EBIT performance with the effective income tax rates being comparable for both quarters. Weighted-average common shares for the third quarters of 2024 and 2023 were relatively stable at 26,823,124 and 26,700,303, respectively, net of shares classified as treasury shares.
For the quarter, free cash flow generation was $10.8 million, driven primarily by adjusted EBITDA of $106.4 million. After accounting for sustaining capital additions of $21.1 million, cash interest expense of $14.2 million, and cash taxes paid of $9.3 million, the positive cash flow generation reached $61.8 million. However, changes in working capital and increases in capital work in progress deferred approximately $45 million of cash flow to future quarters, and the accumulation of distributable profits in our joint ventures negatively impacted cash flow by $10 million. Sustaining capital expenditures were focused on routine maintenance of heavy equipment fleets in Australia and Canada, with Canadian expenditures being lower than previous periods due to reduced operating hours and a disciplined approach in preparation for winter work scopes.

Management's Discussion and Analysis September 30, 2024	M-3	North American Construction Group Ltd.

FINANCIAL HIGHLIGHTS
Three and nine months ended September 30, 2024, results

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands, except per share amounts)	2024	2023(iii)	2024	2023(iii)
Revenue	$286,857	$196,881	$860,197	$636,398
Cost of sales	183,405	141,771	570,222	457,856
Depreciation	38,354	28,592	121,918	89,329
Gross profit	$65,098	$26,518	$168,057	$89,213
Gross profit margin(i)	22.7%	13.5%	19.5%	14.0%
General and administrative expenses (excluding stock-based compensation)	9,613	6,902	33,549	22,314
Stock-based compensation expense	1,332	5,583	3,081	16,324
Operating income	53,805	14,344	130,786	50,386
Interest expense, net	15,003	8,119	44,939	22,941
Net income	13,901	11,387	39,277	45,495
Comprehensive income	15,016	10,287	41,030	44,033

Adjusted EBITDA(i)	106,384	59,371	286,516	195,827
Adjusted EBITDA margin(i)(ii)	29.0%	21.6%	27.5%	22.4%

Per share information
Basic net income per share	$0.52	$0.43	$1.47	$1.72
Diluted net income per share	$0.47	$0.39	$1.32	$1.51
Adjusted EPS(i)	$1.17	$0.54	$2.73	$1.96
(i)See "Non-GAAP Financial Measures".
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
(iii)The prior year amounts are adjusted to reflect a change in presentation. See "Accounting Estimates, Pronouncements and Measures".
Reconciliation of total reported revenue to total combined revenue

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2024	2023(ii)	2024	2023(ii)
Revenue from wholly-owned entities per financial statements	$286,857	$196,881	$860,197	$636,398
Share of revenue from investments in affiliates and joint ventures	144,574	168,667	382,789	516,637
Elimination of joint venture subcontract revenue	(64,276)	(90,791)	(200,395)	(277,369)
Total combined revenue(i)	$367,155	$274,757	$1,042,591	$875,666

(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in presentation. See "Accounting Estimates, Pronouncements and Measures".
Reconciliation of reported gross profit to combined gross profit

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2024	2023(ii)	2024	2023(ii)
Gross profit from wholly-owned entities per financial statements	$65,098	$26,518	$168,057	$89,213
Share of gross profit from investments in affiliates and joint ventures	15,317	11,486	37,172	40,968
Combined gross profit(i)	$80,415	$38,004	$205,229	$130,181
(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in presentation. See "Accounting Estimates, Pronouncements and Measures".

Management's Discussion and Analysis September 30, 2024	M-4	North American Construction Group Ltd.

Reconciliation of reported depreciation to combined depreciation

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
Depreciation from wholly-owned entities per financial statements	$38,354	$28,592	$121,918	$89,329
Share of depreciation from investments in affiliates and joint ventures	5,953	4,976	14,439	13,572
Combined depreciation(i)	$44,307	$33,568	$136,357	$102,901
(i)See "Non-GAAP Financial Measures".
Reconciliation of net income to adjusted net earnings, adjusted EBIT, and adjusted EBITDA

		Three months ended		Nine months ended
		September 30,		September 30,
(dollars in thousands)		2024	2023	2024	2023
Net income		$13,901	$11,387	$39,277	$45,495
Adjustments:
Loss (gain) on disposal of property, plant and equipment		348	(311)	641	189
Write-down on assets held for sale		—	—	4,181	—
Stock-based compensation (benefit) expense		1,332	5,583	3,081	16,324
Change in fair value of contingent obligation from adjustments to estimates		17,727	—	26,585	—
Restructuring costs		—	—	4,517	—
Acquisition costs		—	1,161	—	1,161
Loss on equity investment customer bankruptcy claim settlement		—	—	—	759
Loss (gain) on derivative financial instruments		572	(2,618)	845	(6,979)
Net unrealized loss (gain) on derivative financial instruments included in equity earnings in affiliates and joint ventures		1,836	572	2,806	(649)
Tax effect of the above items		(4,463)	(1,479)	(8,972)	(4,240)
Adjusted net earnings(i)	0	31,253	14,295	72,961	52,060
Adjustments:
Tax effect of the above items		4,463	1,479	8,972	4,240
Increase in fair value of contingent obligation from interest accretion expense		4,262	—	12,360	—
Interest expense, net		15,003	8,119	44,939	22,941
Income tax expense		6,768	1,733	16,325	11,892
Equity earnings in affiliates and joint ventures(iii)		(4,428)	(4,277)	(9,545)	(22,963)
Equity investment EBIT(i)(iii)		4,365	3,983	7,152	23,307
Adjusted EBIT(i)		61,686	25,332	153,164	91,477
Adjustments:
Depreciation and amortization		38,662	28,884	122,844	90,239
Write-down on assets held for sale		—	—	(4,181)	—
Equity investment depreciation and amortization(i)		6,036	5,155	14,689	14,111
Adjusted EBITDA(i)		$106,384	$59,371	$286,516	$195,827
Adjusted EBITDA margin(i)(ii)		29.0%	21.6%	27.5%	22.4%
(i)See "Non-GAAP Financial Measures".
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
(iii)The prior year amounts are adjusted to reflect a change in presentation. See "Accounting Estimates, Pronouncements and Measures".

Management's Discussion and Analysis September 30, 2024	M-5	North American Construction Group Ltd.

Reconciliation of equity earnings in affiliates and joint ventures to equity investment EBIT

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2024	2023(ii)	2024	2023(ii)
Equity earnings in affiliates and joint ventures	$4,428	$4,277	$9,545	$22,963
Adjustments:
Interest (income) expense, net	(618)	(742)	(1,337)	(915)
Income tax expense	738	448	(698)	1,294
Loss (gain) on disposal of property, plant and equipment	(183)	—	(358)	(35)
Equity investment EBIT(i)	$4,365	$3,983	$7,152	$23,307
(i)See "Non-GAAP Financial Measures".
(ii)The prior year amounts are adjusted to reflect a change in presentation. See "Accounting Estimates, Pronouncements and Measures".
Analysis of three and nine months ended September 30, 2024, results
Revenue
A breakdown of revenue by reportable segment is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
Heavy Equipment - Canada	$132,654	$171,872	$413,742	$579,374
Heavy Equipment - Australia	149,529	15,275	430,649	30,228
Other	10,834	12,954	22,021	35,690
Eliminations	(6,160)	(3,220)	(6,215)	(8,894)
	$286,857	$196,881	$860,197	$636,398
A breakdown of revenue by source is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
Operations support services	$278,538	$174,486	$825,886	$578,450
Equipment and component sales	7,708	22,395	32,178	49,399
Construction services	611	—	2,133	8,549
	$286,857	$196,881	$860,197	$636,398
For the three months ended September 30, 2024, revenue was $286.9 million, up from $196.9 million in the same period last year. This quarter-over-quarter revenue growth was primarily driven by the October 2023 acquisition of MacKellar, contributing $149.5 million to the Heavy Equipment - Australia segment. Conversely, the Heavy Equipment - Canada segment experienced a decline in revenue due to a reduction in equipment utilization to 51%, compared to 56% in 2023 Q3. This decline was largely attributed to a contractual reduction in the overburden scope at the Fort Hills and Syncrude mines, which was partially offset by greater civil earthwork scopes at the Kearl mine as well as increased overburden and equipment rental scopes at the Suncor Base Mine.
For the nine months ended September 30, 2024, revenue totaled $860.2 million, up from $636.4 million in the same period last year, reflecting a 35% increase. This growth was driven by the same factors that influenced Q3, including the significant contributions from MacKellar offset by scope reductions in the Heavy Equipment - Canada segment.

Management's Discussion and Analysis September 30, 2024	M-6	North American Construction Group Ltd.

Gross profit
A breakdown of gross profit by reportable segment is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
Heavy Equipment - Canada	$25,741	$20,237	$51,175	$73,253
Heavy Equipment - Australia	36,847	4,218	106,930	9,033
Other	2,311	3,048	8,616	8,837
Eliminations	199	(985)	1,336	(1,910)
	$65,098	$26,518	$168,057	$89,213
A breakdown of cost of sales is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2024	2023	2024	2023
Salaries, wages, & benefits	$85,920	$55,304	$253,106	$193,010
Repair parts & consumable supplies	50,305	40,091	172,226	132,759
Subcontractor services	22,192	21,657	72,691	72,029
Equipment & component sales	11,743	17,926	28,879	38,663
Third-party rentals	6,799	3,878	22,255	10,745
Fuel	3,169	1,155	11,086	4,940
Other	3,277	1,760	9,979	5,710
	$183,405	$141,771	$570,222	$457,856
For the three months ended September 30, 2024, gross profit was $65.1 million with a 22.7% gross profit margin, up from a gross profit of $26.5 million and gross profit margin of 13.5% in the same period last year. The significant increase in gross margin is largely attributable to MacKellar, included within the Heavy Equipment - Australia segment, which recorded strong gross profit margins in the current quarter. MacKellar was acquired in October 2023 and has been a key driver of improved profitability.
The Heavy Equipment - Canada segment achieved a higher gross profit margin through improved cost management despite lower revenue levels this year compared to last year.
For the nine months ended September 30, 2024, gross profit was $168.1 million with a 19.5% gross profit margin, up from $89.2 million with a 14.0% gross profit margin in the same period last year. The year-over-year improvement in gross profit and margin was driven by the factors mentioned above, including the strong performance of the MacKellar acquisition and effective cost management in the Heavy Equipment - Canada segment.
A breakdown of depreciation by reportable segment is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
Heavy Equipment - Canada	$21,806	$28,126	$78,572	$88,266
Heavy Equipment - Australia	17,482	50	44,452	140
Eliminations	(934)	416	(1,106)	923
	$38,354	$28,592	$121,918	$89,329
For the three months ended September 30, 2024, depreciation was $38.4 million, or 13.4% of revenue, up from $28.6 million, or 14.5% of revenue, in the same period last year. The increased depreciation expense in the current quarter relates to the October 2023 acquisition of MacKellar which is shown in the Heavy Equipment - Australia segment. The decrease in depreciation in Heavy Equipment - Canada, is driven by decreased site activity.
For the nine months ended September 30, 2024, depreciation was $121.9 million, or 14.2% of revenue, up from $89.3 million, or 14.0% of revenue, in the same period last year. The increase in depreciation for the nine months ended September 30, 2024, is driven by the same Q3 factors discussed above.

Management's Discussion and Analysis September 30, 2024	M-7	North American Construction Group Ltd.

Operating income
For the three months ended September 30, 2024, we recorded operating income of $53.8 million, an increase of $39.5 million from the $14.3 million for the same period last year, largely due to the contribution from MacKellar in the current quarter. General and administrative expense, excluding stock-based compensation expense, was $9.6 million (or 3.4% of revenue) for the quarter, higher than the $6.9 million (or 3.5% of revenue) in the prior year. The increase in gross expense can primarily be attributed to the addition of MacKellar. Stock-based compensation expense decreased by $4.3 million compared to the prior year primarily due to the fluctuating share price on the carrying value of our liability classified award plans.
For the nine months ended September 30, 2024, we recorded operating income of $130.8 million, an increase of $80.4 million from the $50.4 million for the same period last year. General and administrative expense, excluding stock-based compensation expense was $33.5 million (or 3.9% of revenue) compared to the $22.3 million (or 3.5% of revenue) for the nine months ended September 30, 2023. The increase in gross expense can be attributed to the same factors impacting the quarter. Stock-based compensation expense decreased by $13.2 million compared to the prior year primarily due to the fluctuating share price on the carrying value of our liability classified award plans.
Non-operating income and expense

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2024	2023	2024	2023
Equity earnings in affiliates and joint ventures(i)	$(4,428)	$(4,277)	$(9,545)	$(22,963)

Credit Facility	$7,418	$2,852	$21,436	$9,262
Convertible debentures	1,730	1,716	5,151	5,135
Interest on customer supply chain financing	692	988	2,539	3,138
Equipment financing	3,708	836	11,707	2,461
Mortgage	237	244	716	737
Other interest expense	438	1,187	1,087	1,331
Cash interest expense	$14,223	$7,823	$42,636	$22,064
Amortization of deferred financing costs	780	296	2,303	877
Total interest expense, net	$15,003	$8,119	$44,939	$22,941

Change in fair value of contingent obligation from adjustments to estimates	$17,727	$—	$26,585	$—
Increase in fair value of contingent obligation from interest accretion expense	4,262	—	12,360	—
Change in fair value of contingent obligations	$21,989	$—	$38,945	$—

Loss (gain) on derivative financial instruments	572	(2,618)	845	(6,979)

Current income tax expense	$2,238	$1,495	$5,003	$3,198
Deferred income tax expense	4,530	238	11,322	8,694
Income tax expense	$6,768	$1,733	$16,325	$11,892
(i)The prior year amounts are adjusted to reflect a change in presentation. See "Accounting Estimates, Pronouncements and Measures".
Equity earnings in affiliates and joint ventures
Equity earnings from affiliates and joint ventures, accounted for using the equity method, amounted to $4.4 million for the three months ended September 30, 2024, up from $4.3 million in the same period last year. This increase is the result of improved Nuna results from the same period in the previous year which was heavily impacted by ramp down activities following the completion in 2023 Q3 of the construction project at a gold mine in Northern Ontario.
For the nine months ended September 30, 2024, equity earnings were $9.5 million, compared to $23.0 million in the same period last year. This decrease was influenced by a reduction in overburden scopes completed by MNALP and the recognition of additional costs in the Fargo joint ventures related to project cost escalation, along with a one-time $4.5 million restructuring charge at Nuna incurred in 2024 Q1.

Management's Discussion and Analysis September 30, 2024	M-8	North American Construction Group Ltd.

Three months ended September 30, 2024	Nuna	MNALP	Fargo	Other entities	Total
Revenues	$19,768	$70,438	$51,037	$3,331	$144,574
Gross profit	3,792	2,391	8,914	220	15,317
Income before taxes	3,006	1,740	288	174	5,208
Net income	$2,265	$1,740	$288	$135	$4,428

Three months ended September 30, 2023(i)	Nuna	MNALP	Fargo	Other entities	Total
Revenues	$40,090	$88,480	$38,677	$1,420	$168,667
Gross profit	681	2,940	7,664	201	11,486
Income before taxes	(764)	2,220	3,711	(442)	4,725
Net income	$(838)	$2,220	$3,337	$(442)	$4,277

(i)The prior year amounts are adjusted to reflect a change in presentation. See "Accounting Estimates, Pronouncements and Measures".

Nine months ended September 30, 2024	Nuna	MNALP	Fargo	Other entities	Total
Revenues	$47,876	$219,465	$105,234	$10,214	$382,789
Gross profit	4,367	7,788	24,129	888	37,172
Income before taxes	(4,140)	5,651	6,053	1,696	9,260
Net income	$(3,748)	$5,651	$6,053	$1,589	$9,545

Nine months ended September 30, 2023(i)	Nuna	MNALP	Fargo	Other entities	Total
Revenues	$146,699	$297,879	$67,242	$4,817	$516,637
Gross profit	14,376	10,407	15,674	511	40,968
Income before taxes	8,101	8,107	9,250	(1,201)	24,257
Net income	$7,259	$8,107	$8,798	$(1,201)	$22,963

(i)The prior year amounts are adjusted to reflect a change in presentation. See "Accounting Estimates, Pronouncements and Measures".
Total interest expense, net
Total interest expense for the three months ended September 30, 2024, was $15.0 million, up from $8.1 million in the same period last year. For the nine months ended September 30, 2024, total interest expense rose to $44.9 million from $22.9 million in the prior year. The current year increases are primarily due to a higher balance and an increased variable rate on the Credit Facility, as well as increased equipment financing, largely from the addition of MacKellar.
Cash-related interest expense for the three months ended September 30, 2024, excluding the amortization of deferred financing costs of $0.8 million, was $14.2 million. This represents an average cost of debt of 6.5%, compared to 7.1% for the same period last year, when factoring in Credit Facility balances. For the nine months ended September 30, 2024, cash-related interest expense, excluding the amortization of deferred financing costs of $2.3 million, was $42.6 million, representing an average cost of debt of 6.8%, compared to 6.9% for the same period last year.
Change in fair value of contingent obligations
The change in fair value of contingent obligations of $22.0 million and $38.9 million for the three and nine months ended September 30, 2024, respectively ($nil for the three and nine months ended September 30, 2023) is due to the adjustments in forecasted income estimates and increases from interest accretion expense. The revised estimates reflect improved forecasted performance based on recent contract awards and capital investments.
Loss (gain) on derivative financial instruments
For the three and nine months ended September 30, 2024, we recognized an unrealized loss of $0.6 million and $0.8 million on a swap agreement. This loss is based on the difference between the par value of 583,725 shares at $26.73 each and an additional 100,000 shares at $25.36 each, and the TSX closing price of $25.29 on September 30, 2024.
In comparison, for the same periods in 2023, we recognized unrealized gains of $2.6 million and $7.0 million, respectively, from a different swap agreement. This agreement involved 200,678 shares at a par value of $14.38 and an additional 458,400 shares at a par value of $18.94. The TSX closing price of the shares on September 30, 2023, was $29.43. This swap agreement was completed on January 3, 2024.

Management's Discussion and Analysis September 30, 2024	M-9	North American Construction Group Ltd.

Income tax expense
We recorded income tax expense of $6.8 million and $16.3 million for the three and nine months ended September 30, 2024, respectively ($1.7 million and $11.9 million for the three and nine months ended September 30, 2023). The variance in tax expense is in line with the change in income before taxes.
Net income and comprehensive income
For the three months ended September 30, 2024, we recorded $13.9 million of net income (basic net income per share of $0.52, diluted net income per share of $0.47 and adjusted net income per share of $1.17), compared to $11.4 million net income (basic net income per share of $0.43, diluted net income per share of $0.39 and adjusted net income per share of $0.54) recorded for the same period last year. The improved per share performance in the current quarter is a result of the improved net income.
For the nine months ended September 30, 2024, we recorded $39.3 million of net income (basic net income per share of $1.47, diluted net income per share of $1.32 and adjusted net income per share of $2.73), compared to $45.5 million net income (basic net income per share of $1.72, diluted net income per share of $1.51, and adjusted net income per share of $1.96) for the same period last year. The lower basic and diluted per share performance in the current nine month period is a result of the lower net income mostly related to Q1 compared to the prior year. Improved Adjusted EPS reflects the improved current period performance upon adjusting for certain non-cash and non-recurring items.
Reconciliation of basic net income per share to adjusted EPS

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2024	2023	2024	2023
Net income	$13,901	$11,387	$39,277	$45,495
Interest from convertible debentures (after tax)	1,509	1,462	4,490	4,441
Diluted net income available to common shareholders	$15,410	$12,849	$43,767	$49,936

Adjusted net earnings(i)	$31,253	$14,295	$72,961	$52,060

Weighted-average number of common shares	26,823,124	26,700,303	26,762,439	26,509,360
Weighted-average number of diluted common shares	33,087,074	33,007,609	33,087,074	33,007,609

Basic net income per share	$0.52	$0.43	$1.47	$1.72
Diluted net income per share	$0.47	$0.39	$1.32	$1.51
Adjusted EPS(i)	$1.17	$0.54	$2.73	$1.96
(i)See "Non-GAAP Financial Measures".
Comprehensive income for the three and nine months ended September 30, 2024, was $15.0 million and $41.0 million, respectively, compared to $10.3 million and $44.0 million in the respective prior year periods, reflecting the effect of gains and losses on the translation of foreign currency results to Canadian dollars.
The table below summarizes our consolidated results for the preceding eight quarters:

(dollars in millions, except per share amounts)	Q3 2024	Q2 2024	Q1 2024	Q4 2023(iv)	Q3 2023(iv)	Q2 2023(iv)	Q1 2023(iv)	Q4 2022
Revenue	$286.9	$276.3	$297.0	$328.3	$196.9	$195.2	$244.3	$233.4
Gross profit	65.1	49.7	53.3	65.6	26.5	21.6	41.1	42.6
Adjusted EBITDA(i)	106.4	86.9	93.3	101.1	59.4	51.8	84.6	85.9
Net income and comprehensive income	15.0	15.3	10.7	17.6	11.4	12.2	21.9	26.1
Basic net income per share(ii)	$0.52	$0.52	$0.43	$0.66	$0.43	$0.46	$0.83	$0.99
Diluted net income per share(ii)	$0.47	$0.47	$0.39	$0.58	$0.39	$0.42	$0.70	$0.84
Adjusted EPS(i)(ii)	$1.17	$0.78	$0.78	$0.87	$0.54	$0.47	$0.95	$1.10

Cash dividend per share(iii)	$0.10	$0.10	$0.10	$0.10	$0.10	$0.10	$0.10	$0.08
(i)See "Non-GAAP Financial Measures".
(ii)Basic net income, diluted net income, and adjusted earnings per share for each quarter have been computed based on the weighted-average number of shares issued and outstanding during the respective quarter. Therefore, quarterly amounts are not additive and may not add to the associated annual or year-to-date totals.
(iii)The timing of payment of the cash dividend per share may differ from the dividend declaration date.
(iv)The prior year amounts are adjusted to reflect a change in presentation. See "Accounting Estimates, Pronouncements and Measures".

Management's Discussion and Analysis September 30, 2024	M-10	North American Construction Group Ltd.

For a full discussion of the factors that can generally contribute to the variations in our quarterly financial results please see "Financial Highlights" in our annual MD&A for the year ended December 31, 2023.
LIQUIDITY AND CAPITAL RESOURCES
Summary of consolidated financial position

(dollars in thousands)	September 30, 2024	December 31, 2023	Change
Cash	$77,670	$88,614	$(10,944)
Working capital assets
Accounts receivable	$158,179	$97,855	$60,324
Contract assets	16,128	35,027	(18,899)
Inventories	77,150	64,962	12,188
Prepaid expenses and deposits	8,477	7,402	1,075
Working capital liabilities
Accounts payable	(123,110)	(146,190)	23,080
Accrued liabilities	(47,724)	(72,225)	24,501
Contract liabilities	(300)	(59)	(241)
Total net working capital (excluding cash and current portion of long-term debt)(i)	$88,800	$(13,228)	$102,028

Property, plant and equipment	1,235,447	1,142,946	92,501
Total assets	1,694,136	1,546,478	147,658

Credit Facility(ii)	395,700	317,488	78,212
Equipment financing(ii)	267,544	220,466	47,078
Mortgage(ii)	27,810	28,429	(619)
Contingent obligations(ii)	139,353	115,857	23,496
Total debt(i)	$830,407	$682,240	$148,167
Convertible debentures(ii)	129,750	129,750	—
Cash	(77,670)	(88,614)	10,944
Net debt(i)	$882,487	$723,376	$159,111
Total shareholders' equity	391,914	356,654	35,260
Invested capital(i)	$1,274,401	$1,080,030	$194,371
(i)See "Non-GAAP Financial Measures".
(ii)Includes current portion.
As at September 30, 2024, we had $77.7 million in cash and $58.0 million of unused borrowing availability on the Credit Facility for a total liquidity of $135.7 million (defined as cash plus available and unused Credit Facility borrowings).
Our liquidity is complemented by available borrowings through our equipment leasing partners. As at September 30, 2024, our total available capital liquidity was $173.1 million (defined as total liquidity plus unused finance lease and other borrowing availability under our Credit Facility). Borrowing availability under finance lease obligations considers the current and long-term portion of finance lease obligations and financing obligations, including specific finance lease obligations for the joint ventures that we guarantee. Subsequent to September 30, 2024, on October 25, 2024, we entered into an amending agreement, improving our available liquidity. See Credit Facility section for more details.

Management's Discussion and Analysis September 30, 2024	M-11	North American Construction Group Ltd.

(dollars in thousands)	September 30, 2024	December 31, 2023
Cash	$77,670	$88,614
Credit Facility borrowing limit	485,700	478,022
Credit Facility drawn	(395,700)	(317,488)
Letters of credit outstanding	(32,011)	(31,272)
Cash liquidity(i)	$135,659	$217,876
Finance lease borrowing limit	350,000	350,000
Other debt borrowing limit	20,000	20,000
Equipment financing drawn	(267,544)	(220,466)
Guarantees provided to joint ventures	(65,008)	(74,831)
Total capital liquidity(i)	$173,107	$292,579
(i)See "Non-GAAP Financial Measures".
As at September 30, 2024, we had $9.7 million in trade receivables that were more than 30 days past due, compared to $4.0 million as at December 31, 2023. As at September 30, 2024, and December 31, 2023, we did not have an allowance for credit losses related to our trade receivables as we believe that there is minimal risk in the collection of our trade receivables. We continue to monitor the creditworthiness of our customers. As at September 30, 2024, holdbacks totaled $0.6 million, consistent with $0.4 million as at December 31, 2023.
Capital additions

Reconciliation to Statements of Cash Flows	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2024	2023	2024	2023
Purchase of PPE	$61,812	$39,295	$203,772	$114,210
Additions to intangibles	2,277	121	3,953	123
Gross capital expenditures	$64,089	$39,416	$207,725	$114,333
Proceeds from sale of PPE	(9,485)	(1,769)	(11,080)	(4,809)
Change in capital inventory and capital work in progress(i)	(12,040)	4,141	(31,498)	(4,485)
Capital expenditures, net(i)	$42,564	$41,788	$165,147	$105,039
Finance lease additions	—	2,229	14,157	27,228
Capital additions(i)	$42,564	$44,017	$179,304	$132,267
(i)See "Non-GAAP Financial Measures".

Sustaining and growth additions	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2024	2023	2024	2023
Sustaining	$21,127	$40,061	$132,474	$100,564
Growth	21,437	1,727	60,987	4,475
Capital expenditures, net(i)	$42,564	$41,788	$193,461	$105,039
Sustaining	—	2,229	14,157	27,228
Growth	—	—	—	—
Finance lease additions	$—	$2,229	$14,157	$27,228
Sustaining	21,127	42,290	118,317	127,792
Growth	21,437	1,727	60,987	4,475
Capital additions(i)	$42,564	$44,017	$179,304	$132,267
(i)See "Non-GAAP Financial Measures".

Management's Discussion and Analysis September 30, 2024	M-12	North American Construction Group Ltd.

A breakdown of net capital expenditures by reportable segment is as follows:

	Three months ended			Three months ended
	September 30, 2024			September 30, 2023
	Heavy Equipment - Canada	Heavy Equipment - Australia	Total	Heavy Equipment - Canada	Heavy Equipment - Australia	Total
Sustaining	$6,020	$15,107	$21,127	$42,290	$—	$42,290
Growth	—	21,437	21,437	1,727	—	1,727
Capital expenditures, net(i)	$6,020	$36,544	$42,564	$44,017	$—	$44,017

(i)See "Non-GAAP Financial Measures".

	Nine months ended			Nine months ended
	September 30, 2024			September 30, 2023
	Heavy Equipment - Canada	Heavy Equipment - Australia	Total	Heavy Equipment - Canada	Heavy Equipment - Australia	Total
Sustaining	$78,775	$39,542	$118,317	$127,792	$—	$127,792
Growth	27	60,960	60,987	4,475	—	4,475
Capital expenditures, net(i)	$78,802	$100,502	$179,304	$132,267	$—	$132,267

(i)See "Non-GAAP Financial Measures".
Capital additions for the three months ended September 30, 2024, are $42.6 million ($44.0 million in the prior year) and for the nine months ended September 30, 2024, are $179.3 million ($132.3 million in the prior year). Year-over-year capital spending increases largely relates to expenditures by MacKellar, included in Heavy Equipment - Australia. Growth capital additions relate to the purchase of heavy equipment assets to meet the strong customer demand in the Heavy Equipment - Australia segment. Sustaining capital additions were incurred on routine maintenance of the existing fleet in both segments.
We finance a portion of our heavy construction fleet through finance leases. For the nine months ended September 30, 2024, sustaining capital additions financed through finance leases was $14.2 million ($27.2 million for the same period in 2023). Our equipment fleet is currently split among owned (79%), finance leased (20%) and rented equipment (1%).
Summary of capital additions in affiliates and joint ventures
Not included in the reconciliation of capital additions above are capital additions made by our affiliates and joint ventures. The table below reflects our share of such net capital additions (disposals).

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2024	2023	2024	2023
Nuna	$(1,469)	$1,346	$(1,246)	$2,551
MNALP	732	3,036	1,908	10,833
Fargo	7,235	6,612	16,810	14,410
Other	—	(9)	(112)	(1,360)
Share of affiliate and joint venture capital additions(i)	$6,498	$10,985	$17,360	$26,434
Capital additions within the Nuna joint ventures in both years and MNALP in the current year are considered to be sustaining in nature while the capital additions made by the MNALP in 2023 and Fargo joint ventures were growth given they represent initial investments.
For a complete discussion on our capital expenditures, please see "Liquidity and Capital Resources - Capital Resources" in our most recent annual MD&A for the year ended December 31, 2023.

Management's Discussion and Analysis September 30, 2024	M-13	North American Construction Group Ltd.

Summary of consolidated cash flows

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2024	2023	2024	2023
Cash provided by operating activities	$48,184	$37,512	$119,063	$109,521
Cash used in investing activities	(60,221)	(26,970)	(198,919)	(107,123)
Cash provided by financing activities	19,979	9,250	68,404	(29,639)
Increase (decrease) in cash	$7,942	$19,792	$(11,452)	$(27,241)
Operating activities

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2024	2023	2024	2023
Cash provided by operating activities prior to change in working capital(i)	$79,838	$41,666	$222,641	$134,646
Net changes in non-cash working capital	(31,654)	(4,154)	(103,578)	(25,125)
Cash provided by operating activities	$48,184	$37,512	$119,063	$109,521
(i)See "Non-GAAP Financial Measures".
Cash provided by operating activities for the three months ended September 30, 2024, was $48.2 million, compared to cash provided by operating activities of $37.5 million for the three months ended September 30, 2023. Cash provided by operating activities for the nine months ended September 30, 2024, was $119.1 million, compared to cash provided by operating activities of $109.5 million for the nine months ended September 30, 2023.
Cash provided by or used in the net change in non-cash working capital specific to operating activities are summarized in the table below:

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2024	2023	2024	2023
Accounts receivable	$(14,249)	$346	$(62,109)	$5,241
Contract assets	(3,061)	(2,794)	18,934	2,320
Inventories	(7,063)	(917)	(11,113)	(7,188)
Prepaid expenses and deposits	(414)	1,943	(899)	3,941
Accounts payable	1,399	(4,773)	(24,738)	(12,876)
Accrued liabilities	(8,557)	1,972	(23,894)	(15,221)
Contract liabilities	291	69	241	(1,342)
Net change in non-cash working capital	$(31,654)	$(4,154)	$(103,578)	$(25,125)
Investing activities
Cash used in investing activities for the three months ended September 30, 2024, was $60.2 million, compared to cash used in investing activities of $27.0 million for the three months ended September 30, 2023. Current period investing activities largely relate to $61.8 million for the purchase of property, plant and equipment, partially offset by $9.5 million cash received on disposal of property, plant and equipment. Prior year investing activities included $39.3 million for the purchase of property, plant and equipment, partially offset by $1.8 million cash received on the disposal of property, plant and equipment.
Cash used in investing activities for the nine months ended September 30, 2024, was $198.9 million, compared to cash used in investing activities of $107.1 million for the nine months ended September 30, 2023. Current year to date investing activities largely relate to $203.8 million for the purchase of property, plant and equipment, partially offset by $4.0 million in cash settlement of a derivative financial instrument and $11.1 million in proceeds from the disposal of property, plant and equipment. Prior year investing activities included $114.2 million for the purchase of property, plant and equipment, offset by $4.8 million in proceeds from the disposal of property, plant and equipment.
Financing activities
Cash provided by financing activities during the three months ended September 30, 2024, was $20.0 million, which included $50.0 million in proceeds from long-term debt, offset by $25.3 million of long-term debt repayments and

Management's Discussion and Analysis September 30, 2024	M-14	North American Construction Group Ltd.

dividend payments of $2.6 million. Cash provided by financing activities during the three months ended September 30, 2023, was $9.3 million, which included proceeds from long-term debt of $55.0 million, offset by $37.5 million of long-term debt repayments and dividend payments of $2.6 million.
Cash provided by financing activities during the nine months ended September 30, 2024, was $68.4 million, which included $201.3 million in proceeds from long-term debt, offset by $101.6 million of long-term debt repayments, $20.9 million in payments towards contingent obligations and dividend payments of $8.0 million. Cash used in financing activities during the nine months ended September 30, 2023, was $29.6 million, which included $95.0 million in proceeds from long-term debt, offset by $111.4 million of long-term debt repayments and dividend payments of $7.4 million.
Free cash flow

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2024	2023	2024	2023
Consolidated Statements of Cash Flows
Cash provided by operating activities	$48,184	$37,512	$119,063	$109,521
Cash used in investing activities	(60,221)	(26,970)	(198,919)	(107,123)
Effect of exchange rate on changes in cash	1,385	(1,100)	508	(1,462)
Growth capital additions(i)(ii)	21,437	1,727	60,987	4,475
Capital additions financed by leases(i)	—	(2,229)	(14,157)	(27,228)
Free cash flow(i)	$10,785	$8,940	$(32,518)	$(21,817)
(i)See "Non-GAAP Financial Measures".
(ii)Included above in Cash used in investing activities.
Free cash flow for the three and nine months ended September 30, 2024, were an inflow of cash of $10.8 million and use of cash of $32.5 million, respectively.
For the three months ended September 30, 2024, adjusted EBITDA of $106.4 million less sustaining capital additions of $21.1 million, cash interest expense of $14.2 million and cash taxes paid of $9.3 million generated $61.8 million of cash flow in the quarter. The difference of $51.0 million is primarily related to changes in working capital balances of $31.7 million and increases in capital work in progress of $12.0 million which occurred during the quarter.
For the nine months ended September 30, 2024, adjusted EBITDA of $286.5 million less sustaining capital additions of $118.3 million, cash interest expense of $34.0 million, and cash taxes paid of $15.6 million generated $118.6 million of cash flow year to date. The difference to free cash flow of $151.1 million is primarily related to changes in working capital balances of $103.6 million and increases in capital work in progress of $31.5 million which occurred during the nine months.

Management's Discussion and Analysis September 30, 2024	M-15	North American Construction Group Ltd.

Contractual obligations
Our principal contractual obligations relate to our long-term debt, finance and operating leases, and supplier contracts. The following table summarizes our future contractual obligations as of September 30, 2024, excluding interest where interest is not defined in the contract (operating leases and supplier contracts). The future interest payments were calculated using the applicable interest rates and balances as at September 30, 2024, and may differ from actual results.

	Payments due by fiscal year
(dollars in thousands)	Total	2024	2025	2026	2027	2028 and thereafter
Credit Facility	$451,830	$7,045	$27,950	$416,835	$—	$—
Convertible debentures(i)	149,265	1,715	6,861	59,789	4,111	76,789
Equipment financing(i)	295,748	29,126	96,676	68,615	61,928	39,403
Contingent obligations	182,155	19,240	59,883	61,615	41,417	—
Mortgage	39,685	446	1,783	1,783	1,783	33,890
Operating leases(ii)	14,600	459	1,745	1,651	1,387	9,358
Non-lease components of lease commitments(iii)	63	(3)	7	7	6	46
Supplier contracts	5,706	5,706	—	—	—	—
Contractual obligations	$1,139,052	$63,734	$194,905	$610,295	$110,632	$159,486
(i)If not converted earlier.
(ii)Operating leases are net of receivables on subleases of $171 (2024 - $171).
(iii)Non-lease components of lease commitments are net of receivables on subleases of $5 (2024 - $5). These commitments include common area maintenance, management fees, property taxes and parking related to operating leases.
Our total contractual obligations of $1,139.1 million as at September 30, 2024, increased from $1,024.3 million as at December 31, 2023, primarily as a result of the increase to the Credit Facility of $61.8 million, an increase to equipment financing of $51.1 million, and an increase in contingent obligations of $12.3 million offset by a decrease in convertible debentures of $5.1 million. We have no off-balance sheet arrangements.
Credit Facility
On October 3, 2023, we entered into an Amended and Restated Credit Agreement (the "Credit Facility") with a banking syndicate. On October 26, 2023, we exercised the accordion feature to increase the size of the tranches as included in the amended agreement. The amended agreement matures on October 3, 2026, with an option to extend on an annual basis, subject to certain conditions. The agreement is comprised solely of a revolving facility that includes a Canadian dollar tranche of $280.0 million and an Australian dollar tranche of A$220.0 million, totaling $485.7 million of lending capacity using the exchange rate in effect as at September 30, 2024. The Credit Facility permits finance lease obligations to a limit of $350.0 million and certain other borrowings outstanding to a limit of $20.0 million. The permitted amount of $350.0 million for finance lease obligations includes guarantees provided by us to certain joint ventures.
As at September 30, 2024, the Credit Facility had borrowings of $395.7 million (December 31, 2023 - $317.5 million) and $32.0 million in issued letters of credit (December 31, 2023 - $31.3 million). At September 30, 2024, our unused borrowing availability under the Credit Facility was $58.0 million (December 31, 2023 - $129.3 million).
Under the terms of the Credit Facility the Total Debt to Bank EBITDA Ratio is to be maintained at less than or equal to 3.5:1. The Fixed Charge Coverage Ratio is to be maintained at a ratio greater than 1.1:1.
Financial covenants are to be tested quarterly on a trailing four quarter basis. As at September 30, 2024, we were in compliance with the Credit Facility covenants. We fully expect to maintain compliance with our financial covenants during the subsequent twelve-month period.
For complete discussion on our Credit Facility, including covenants, calculation of the borrowing base, allowable finance lease debt, and our credit rating, see "Liquidity and Capital Resources - Credit Facility" in our most recent annual MD&A.
Subsequent to September 30, 2024, on October 25, 2024, we entered into an amending agreement, further amending the Credit Facility and extending its maturity date by one year to October 3, 2027. The Credit Facility, as now amended, includes a Canadian dollar tranche of $300.0 million (increased from $280.0 million) and an Australian dollar tranche of A$250.0 million (increased from A$220.0 million), totaling $529.7 million of lending

Management's Discussion and Analysis September 30, 2024	M-16	North American Construction Group Ltd.

capacity using the exchange rate in effect as at October 25, 2024. The Credit Facility, as now amended, allows for an additional $400 million of secured equipment financing from third party providers (increased from $350 million).
Outstanding share data
Common shares
We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares. On June 12, 2014, we entered into a trust agreement whereby the trustee may purchase and hold voting common shares, classified as treasury shares on our Consolidated Balance Sheets, until such time that units issued under the equity classified long-term incentive plans are to be settled. Units granted under such plans typically vest at the end of a three-year term.
As at October 25, 2024, there were 27,827,282 voting common shares outstanding, which included 1,000,328 voting common shares held by the trust and classified as treasury shares on our consolidated balance sheets (27,827,282 common shares, including 996,435 common shares classified as treasury shares at September 30, 2024).
For a more detailed discussion of our share data, see "Capital Structure and Securities - Capital Structure" in our most recent AIF.
Convertible debentures

	September 30, 2024	December 31, 2023
5.50% convertible debentures	$74,750	$74,750
5.00% convertible debentures	55,000	55,000
	$129,750	$129,750
The terms of the convertible debentures are summarized as follows:

	Date of issuance	Maturity	Conversion price	Debt issuance costs
5.50% convertible debentures	June 1, 2021	June 30, 2028	$24.23	$3,531
5.00% convertible debentures	March 20, 2019	March 31, 2026	$25.29	$2,691
Interest on the 5.50% convertible debenture is payable semi-annually in arrears on June 30 and December 31 of each year. Interest on the 5.00% convertible debentures is payable semi-annually on March 31 and September 30 of each year.
The 5.50% convertible debentures may be redeemed at our option, in whole or in part, at any time on or after June 30, 2024, at a redemption price equal to the principal amount provided that the market price of the common shares is at least 125% of the conversion price ($30.625); and on or after June 30, 2026, at a redemption price equal to the principal amount. In each case, we are required to pay accrued and unpaid interest on the debentures redeemed.
The 5.00% convertible debentures are only redeemable under certain conditions after a change in control has occurred. If a change in control occurs, we are required to offer to purchase all of the 5.00% convertible debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase.

Management's Discussion and Analysis September 30, 2024	M-17	North American Construction Group Ltd.

Swap Agreement
On May 29, 2024, we entered into a swap agreement on its common shares with a financial institution for investment purposes. During the three and nine months ended September 30, 2024, we recognized an unrealized loss of $572 and $845 on this agreement based on the difference between the par value of the converted shares and the expected price of our shares at contract maturity. The agreement is for 583,725 shares at a par value of $26.73, and an additional 100,000 shares at a par value of $25.36 as at September 30, 2024. The TSX closing price of the shares as at September 30, 2024, was $25.29, resulting in a fair value of $845 being recorded to other long-term obligations on the Interim Consolidated Balance Sheets as at September 30, 2024. The swap has not been designated as a hedge for accounting purposes and therefore changes in the fair value of the derivative are recognized in the Interim Consolidated Statements of Operations and Comprehensive Income.
On October 5, 2022, we entered into a swap agreement on its common shares with a financial institution for investment purposes. This swap agreement was completed on January 3, 2024, at which point we realized a gain of $229, which had been recorded in the prior year as unrealized and extinguished the derivative financial instrument that had been recorded on the Consolidated Balance Sheets at December 31, 2023.
Share purchase agreement
Subsequent to period end, on October 30, 2024, we announced our intention to commence a normal course issuer bid ("NCIB") to purchase, for cancellation, up to 2,087,577 of our voting common shares, which represents approximately 10.0% of the public float and approximately 7.5% of the issued and outstanding common shares as of October 24, 2024. In order to comply with applicable securities laws, we will purchase a maximum of 1,391,364 common shares (or approximately 5.0% of the issued and outstanding voting common shares) on the NYSE and alternative trading systems. This NCIB is expected to commence on or about November 4, 2024 and will terminate no later than November 3, 2025.
Backlog
The following summarizes our non-GAAP reconciliation of backlog as at September 30, 2024:

(dollars in thousands)	September 30, 2024	December 31, 2023
Remaining performance obligations per financial statements	$3,022	$22,797
Add: undefined committed volumes	2,726,034	2,171,718
Backlog(i)	$2,729,056	$2,194,515
Equity method investment backlog(i)	420,568	536,623
Combined backlog(i)	$3,149,624	$2,731,138
(i)See "Non-GAAP Financial Measures".
During the nine months ended September 30, 2024, our backlog increased $534.5 million, with a combined backlog rise of $418.5 million. This increase in combined backlog includes additions of $1,361.0 million, offset by recognized revenue of $942.5 million. Revenue generated from backlog during this period was $808.8 million. We estimate that $255.7 million of our backlog reported above will be performed over the remainder of 2024, with a full-year estimate of $1,064.5 million. For comparison, revenue generated from backlog for the year ended December 31, 2023, was $690.4 million.

Management's Discussion and Analysis September 30, 2024	M-18	North American Construction Group Ltd.

OUTLOOK
The following table provides projected key measures for 2024. These measures are predicated on contracts currently in place, including expected renewals, and the heavy equipment fleet that we own and operate.

Key measures	2024
Combined revenue(i)	$1.4 - $1.5B
Adjusted EBITDA(i)	$395 - $415M
Sustaining capital(i)	$150 - $170M
Adjusted EPS(i)	$3.95 - $4.15
Free cash flow(i)	$100 - $120M

Capital allocation
Growth spending(i)	$85 - $95M
Net debt leverage(i)	Targeting 2.1x

(i) See "Non-GAAP Financial Measures".
ACCOUNTING ESTIMATES, PRONOUNCEMENTS AND MEASURES
Critical accounting estimates
The preparation of our consolidated financial statements, in conformity with US GAAP, requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. For a full discussion of our critical accounting estimates, see "Critical Accounting Estimates" in our annual MD&A for the year ended December 31, 2023.
Change in significant accounting policy - Basis of presentation
During the first quarter of 2024, we changed our accounting policy for the elimination of our proportionate share of profit from downstream sales to affiliates and joint ventures to record through equity earnings in affiliates and joint ventures on the Consolidated Statements of Operations and Comprehensive Income. Prior to this change, we eliminated our proportionate share of profit on downstream sales to affiliates and joint ventures through revenue and cost of sales. The change in accounting policy simplifies the presentation for downstream profit eliminations and has no cumulative impact on retained earnings. We have accounted for the change retrospectively in accordance with the requirements of US GAAP Accounting Standards Codification ("ASC") 250 by restating the comparative period. For details of retrospective changes, refer to note 16 in the Financial Statements.
Issued accounting pronouncements not yet adopted
Joint venture formations
In August 2023, the FASB issued ASU 2023-05, Business Combinations - Joint Venture Formations. This accounting standard update was issued to create new requirements for valuing contributions made to a joint venture upon formation. This standard is effective January 1, 2025, with early adoption permitted. We are assessing the impact the adoption of this standard may have on its consolidated financial statements.
Segment reporting
In November 2023, the FASB issued ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures. This accounting standard update was issued to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. This standard is effective for annual statements for the fiscal year beginning January 1, 2024, with early adoption permitted. We are assessing the impact the adoption of this standard may have on its consolidated financial statements.
Income taxes
In December 2023, the FASB issued ASU 2023-09, Income Taxes: Improvements to Income Tax Disclosures. This accounting standard update was issued to increase transparency by improving income tax disclosures, primarily related to the rate reconciliation and income taxes paid information. This standard is effective for annual statements for the fiscal year beginning January 1, 2025, with early adoption permitted. We are assessing the impact the adoption of this standard may have on its consolidated financial statements.

Management's Discussion and Analysis September 30, 2024	M-19	North American Construction Group Ltd.

Stock compensation
In March 2024, the FASB issued ASU 2024-01, Compensation - Stock Compensation. This accounting standard update was issued to reduce complexity in determining if profit interest awards are subject to Topic 718 and to reduce diversity in practice. This standard is effective for annual statements for the fiscal year beginning January 1, 2025. We are assessing the impact the adoption of this standard may have on its consolidated financial statements.
Non-GAAP financial measures
We believe that the below non-GAAP financial measures are all meaningful measures of business performance because they include or exclude items that are or are not directly related to the operating performance of our business. Management reviews these measures to determine whether property, plant and equipment are being allocated efficiently.
"Adjusted EBIT" is defined as adjusted net earnings before the effects of interest expense, income taxes, and equity earnings in affiliates and joint ventures, but including the equity investment EBIT from our affiliates and joint ventures accounted for using the equity method.
"Adjusted EBITDA" is defined as adjusted EBIT before the effects of depreciation, amortization, and equity investment depreciation and amortization.
"Adjusted EPS" is defined as adjusted net earnings, divided by the weighted-average number of common shares.
"Adjusted net earnings" is defined as net income available to shareholders excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash (liability and equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment, and certain other non-cash items included in the calculation of net income. These adjustments are tax effected in the calculation of adjusted net earnings.
As adjusted EBIT, adjusted EBITDA, adjusted net earnings and adjusted EPS are non-GAAP financial measures, our computations may vary from others in our industry. These measures should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows and they have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, adjusted EBITDA does not:
•reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;
•reflect changes in our cash requirements for our working capital needs;
•reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;
•include tax payments or recoveries that represent a reduction or increase in cash available to us; or
•reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.
"Backlog" is a measure of the amount of secured work we have outstanding and, as such, is an indicator of a base level of future revenue potential. We define backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract or work order specifying expected job scope, value and timing. Backlog, while not a GAAP term is similar in nature and definition to the "transaction price allocated to the remaining performance obligations", defined under US GAAP and reported in "Note 5 - Revenue" in our financial statements. When the two numbers differ, the variance relates to expected scope where we have a contractual commitment, but the customer has not yet provided specific direction. Our equity consolidated backlog is calculated based on backlog amounts from our joint venture and affiliates and taken at our ownership percentage.
"Capital additions" is defined as capital expenditures, net and lease additions.
"Capital expenditures, net" is defined as growth capital and sustaining capital. We believe that capital expenditures, net and its components are a meaningful measure to assess resource allocation.
"Capital inventory" is defined as rotatable parts included in property, plant and equipment held for use in the overhaul of property, plant and equipment.
"Capital work in progress" is defined as sustaining capital prior to commissioning and not available for use.

Management's Discussion and Analysis September 30, 2024	M-20	North American Construction Group Ltd.

"Cash liquidity" is defined as cash plus available and unused Credit Facility less outstanding letters of credit.
"Cash provided by operating activities prior to change in working capital" is defined as cash used in or provided by operating activities excluding net changes in non-cash working capital.
"Cash related interest expense" is defined as total interest expense less amortization of deferred financing costs.
“Combined backlog” is a measure of the total of backlog from wholly-owned entities plus equity method investment backlog.
"Combined depreciation" is defined as consolidated depreciation per the financial statements combined with our share of depreciation from affiliates and joint ventures that are accounted for using the equity method.
"Combined gross profit" is defined as consolidated gross profit per the financial statements combined with our share of gross profit from affiliates and joint ventures that are accounted for using the equity method. This measure is reviewed by management to assess the impact of affiliates and joint ventures' gross profit on our adjusted EBITDA margin.
"Equity investment EBIT" is defined as our proportionate share (based on ownership interest) of equity earnings in affiliates and joint ventures before the effects of gain or loss on disposal of property, plant and equipment, interest expense, and income taxes.
"Equity method investment backlog" is a measure of our proportionate share (based on ownership interest) of backlog from affiliates and joint ventures that are accounted for using the equity method.
"Free cash flow" is defined as cash from operations less cash used in investing activities including finance lease additions but excluding cash used for growth capital. We believe that free cash flow is a relevant measure of cash available to service our total debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.
“General and administrative expenses (excluding stock-based compensation)” is a measure of general and administrative expenses recorded on the statement of operations less expenses related to stock-based compensation.
"Growth capital" and "growth capital additions" are defined as new or used revenue-generating and customer facing assets which are not intended to replace an existing asset. These expenditures result in a meaningful increase to earnings and cash flow potential.
"Invested capital" is defined as total shareholders' equity plus net debt.
"Net debt" is defined as total debt less cash and cash equivalents recorded on the balance sheets. Net debt is used by us in assessing our debt repayment requirements after using available cash.
"Share of affiliate and joint venture capital additions" is defined as our proportionate share (based on ownership interest) of capital expenditures, net and lease additions from affiliates and joint ventures that are accounted for using the equity method.
"Sustaining capital" is defined as expenditures, net of routine disposals, related to property, plant and equipment which have been commissioned and are available for use operated to maintain and support existing earnings and cash flow potential and do not include the characteristics of growth capital.
"Total capital liquidity" is defined as total liquidity plus unused finance lease and other borrowing availability under our Credit Facility.
"Total combined revenue" is defined as consolidated revenue per the financial statements combined with our share of revenue from affiliates and joint ventures that are accounted for using the equity method. This measure is reviewed by management to assess the impact of affiliates and joint ventures' revenue on our adjusted EBITDA margin.
"Total debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) finance leases; (ii) borrowings under our credit facilities (excluding outstanding Letters of Credit); (iii) mortgage; (iv) promissory notes; (v) financing obligations; and (vi) vendor financing, excluding convertible debentures. We believe total debt is a meaningful measure in understanding our complete debt obligations.

Management's Discussion and Analysis September 30, 2024	M-21	North American Construction Group Ltd.

Non-GAAP ratios
"Margin" is defined as the financial number as a percent of total reported revenue. We will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric.
"Adjusted EBITDA Margin" is defined as adjusted EBITDA divided by total combined revenue.
"Combined depreciation margin" is defined as combined depreciation divided by total combined revenue.
"Combined gross profit margin" is defined as combined gross profit divided by total combined revenue.
We believe that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of our business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.
Supplementary Financial Measures
"Gross profit margin" represents gross profit as a percentage of revenue.
"Total net working capital (excluding cash)" represents net working capital, less the cash balance.
INTERNAL SYSTEMS AND PROCESSES
Evaluation of disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the Chief Executive Officer and the Executive Vice President & Chief Financial Officer to allow timely decisions regarding required disclosures.
An evaluation was carried out under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and the Chief Financial Officer concluded that as of September 30, 2024, such disclosure controls and procedures were effective.
Management’s report on internal control over financial reporting
There have been no significant changes to our internal controls over financial reporting ("ICFR") for the three and nine months ended September 30, 2024, that have materially affected, or are reasonably likely to affect, our ICFR.
LEGAL AND LABOUR MATTERS
Laws and Regulations and Environmental Matters
Please see "Our Business - Health, Safety and Environmental" in our most recent Annual Information Form for a complete discussion on this topic.
Employees and Labour Relations
As at September 30, 2024, we had 194 salaried employees (September 30, 2023 - 209 salaried employees) and 1,087 hourly employees (September 30, 2023 - 1,542 hourly employees) in our western Canadian operations (excluding employees employed by affiliates and joint ventures). Of the hourly employees, approximately 81% of the employees are union members and work under collective bargaining agreements (September 30, 2023 - 83% of the employees). Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce for our ongoing operations ranges in size from approximately 700 employees to approximately 1,800 employees, depending on the time of year, types of work, and duration of awarded projects. We also utilize the services of subcontractors in our business. Subcontractors perform an estimated 7% to 10% of the work we undertake.
As at September 30, 2024, we had 229 salaried employees and 1,012 hourly employees in our Australian operations. Approximately 650 are covered under the Fair Work Act and Modern Awards agreement. This

Management's Discussion and Analysis September 30, 2024	M-22	North American Construction Group Ltd.

agreement outlines the minimum pay rates and conditions of employment for employees and is up for review in late 2025.
FORWARD-LOOKING INFORMATION
Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide analysis and commentary that we believe is necessary to assess our future prospects. Accordingly, certain sections of this report, as well as the accompanying Letter to Shareholders, contain forward-looking information that is based on current plans and expectations. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Readers are cautioned that actual events and results may vary from the forward-looking information.
Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as "believe", "continue", "expect", "project", "will" or the negative of those terms or other variations of them or comparable terminology.
Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:
•Statements regarding finalization of contracts currently in negotiation.
•Our expectations about the future stability and growth of the oil sands contractor market.
•Our belief that our Nuna joint venture will continue its turnaround and will grow profitably in the future.
•Our expectation that our ERP roll-out in Australia will be completed in Q4 2024.
•Our expectation that we will continue to be able to relocate under-utilized Canadian assets to Australia and win additional and more diversified work in Australia.
•Our belief that Q4 2024 will continue to improve off the Q3 2024 results and that we will have a busy winter, with the full year results being within the guidance range provided in Q2 2024.
•Our belief that there is minimal risk in the collection of our trade receivables.
•Any statements regarding future contractual obligations, including projected interest payments.
•Our expectation that we will maintain compliance with financial covenants during the next twelve-month period.
•All statements regarding levels of backlog and the periods of time over which we expect to perform backlog.
•All financial guidance provided in the "Outlook" section of this MD&A and in the accompanying Letter to Shareholders, including projections related to combined revenue, Adjusted EBITDA, sustaining capital, Adjusted EPS, free cash flow, growth spending and net debt leverage.
Assumptions
Material factors or assumptions used to develop forward-looking statements include, but are not limited to:
•oil and coal prices remaining stable and not dropping significantly in 2024 or 2025;
•worldwide demand for metallurgical coal and thermal coal remaining stable;
•oil sands production continuing to be resilient to drops in oil prices due to our customer's desire to lower their operating cost per barrel;
•continuing demand for heavy construction and earth-moving services, including in diversified resources and geographies;
•continuing demand for external heavy equipment maintenance services and our ability to hire and retain sufficient qualified personnel and to have sufficient maintenance facility capacity to capitalize on that demand;
•our ability to maintain our expenses at current levels in proportion to our revenue;
•work continuing to be required under our master services agreements with various customers and such master services agreements remaining intact;
•our customers' continued willingness and ability to meet their contractual obligations to us;
•our customers' continued economic viability, including their ability to pay us in a timely fashion;

Management's Discussion and Analysis September 30, 2024	M-23	North American Construction Group Ltd.

•our customers and potential customers continuing to outsource activities for which we are capable of providing services;
•our ability to source and maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity that enables us to meet our customers' variable service requirements while balancing the need to maximize utilization of our own equipment and that our equipment maintenance costs are similar to our historical experience;
•our continued ability to access sufficient funds to meet our funding requirements;
•our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices;
•our relationships with the unions representing certain of our employees continuing to be positive; and
•our success in improving profitability and continuing to strengthen our balance sheet through a focus on performance, efficiency and risk management.
These material factors and assumptions are subject to the risks and uncertainties highlighted in our MD&A for the year ended December 31, 2023, and in our most recently filed Annual Information Form.
While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See "Assumptions" above, "Assumptions" and "Business Risk Factors" in our annual MD&A for the year ended December 31, 2023, and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, our most recent Annual Information Form.
Risk Management
We are exposed to liquidity, market and credit risks associated with its financial instruments. Management performs a risk assessment on a continual basis to help ensure that all significant risks related to our Company and operations have been reviewed and assessed to reflect changes in market conditions and operating activities.
Market Risk
Market risk is the risk that the future revenue or operating expense related cash flows, the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which we are exposed to at any point in time varies depending on market conditions, expectations of future price or market rate movements, and composition of our financial assets and liabilities held, non-trading physical assets, and contract portfolios. We have experienced no material change in market risk as of the quarter ended September 30, 2024. For a full discussion of market risk please see our annual MD&A for the year ended December 31, 2023.
ADDITIONAL INFORMATION
Our corporate head office is located at 27287 - 100 Avenue, Acheson, Alberta, T7X 6H8. Telephone and facsimile are 780-960-7171 and 780-969-5599, respectively.
Additional information relating to us, including our AIF dated December 31, 2023, can be found on the Canadian Securities Administrators' SEDAR+ System at www.sedarplus.com, the Securities and Exchange Commission’s website at www.sec.gov and on our Company website at www.nacg.ca.

Management's Discussion and Analysis September 30, 2024	M-24	North American Construction Group Ltd.

Interim Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Note	September 30, 2024	December 31, 2023
Assets
Current assets
Cash		$77,670	$88,614
Accounts receivable	4, 7	158,179	97,855
Contract assets	5(b)	16,128	35,027
Inventories	6	77,150	64,962
Prepaid expenses and deposits		8,477	7,402
Assets held for sale		7,355	1,340
		344,959	295,200
Property, plant and equipment, net of accumulated depreciation of $474,655 (December 31, 2023 – $423,345)		1,235,447	1,142,946
Operating lease right-of-use assets		13,404	12,782
Investments in affiliates and joint ventures	7	85,192	81,435
Other assets		5,082	7,144
Intangible assets		10,052	6,971
Total assets		$1,694,136	$1,546,478
Liabilities and shareholders’ equity
Current liabilities
Accounts payable		$123,110	$146,190
Accrued liabilities		47,724	72,225
Contract liabilities	5(b)	300	59
Current portion of long-term debt	8	94,485	81,306
Current portion of contingent obligations	13(a), 14	37,601	22,501
Current portion of operating lease liabilities		1,852	1,742
		305,072	324,023
Long-term debt	8	723,487	611,313
Contingent obligations	13(a), 14	101,752	93,356
Operating lease liabilities		12,010	11,307
Other long-term obligations		41,768	41,001
Deferred tax liabilities		118,133	108,824
		1,302,222	1,189,824
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – September 30, 2024 - 27,827,282 (December 31, 2023 – 27,827,282))	9(a)	229,455	229,455
Treasury shares (September 30, 2024 - 996,435 (December 31, 2023 - 1,090,187))	9(a)	(15,809)	(16,165)
Additional paid-in capital		22,524	20,739
Retained earnings		154,398	123,032
Accumulated other comprehensive income (loss)		1,346	(407)
Shareholders' equity		391,914	356,654
Total liabilities and shareholders’ equity		$1,694,136	$1,546,478
Subsequent events (notes 8a, 9d)
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) September 30, 2024	F-1	North American Construction Group Ltd.

Interim Consolidated Statements of Operations and
Comprehensive Income
(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2024	2023	2024	2023
			Restated Notes 2, 16		Restated Notes 2, 16
Revenue	2, 5, 16	$286,857	$196,881	$860,197	$636,398
Cost of sales	2, 11, 16	183,405	141,771	570,222	457,856
Depreciation		38,354	28,592	121,918	89,329
Gross profit		65,098	26,518	168,057	89,213
General and administrative expenses		10,945	12,485	36,630	38,638
Loss (gain) on disposal of property, plant and equipment		348	(311)	641	189
Operating income		53,805	14,344	130,786	50,386
Equity earnings in affiliates and joint ventures	2, 7, 16	(4,428)	(4,277)	(9,545)	(22,963)
Interest expense, net	12	15,003	8,119	44,939	22,941
Change in fair value of contingent obligations	13(a)	21,989	—	38,945	—
Loss (gain) on derivative financial instruments	13(b)	572	(2,618)	845	(6,979)
Income before income taxes		20,669	13,120	55,602	57,387
Current income tax expense		2,238	1,495	5,003	3,198
Deferred income tax expense		4,530	238	11,322	8,694
Net income		$13,901	$11,387	$39,277	$45,495
Other comprehensive income
Unrealized foreign currency translation (gain) loss		(1,115)	1,100	(1,753)	1,462
Comprehensive income		$15,016	$10,287	$41,030	$44,033
Per share information
Basic net income per share	9(b)	$0.52	$0.43	$1.47	$1.72
Diluted net income per share	9(b)	$0.47	$0.39	$1.32	$1.51
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) September 30, 2024	F-2	North American Construction Group Ltd.

Interim Consolidated Statements of Changes in
Shareholders’ Equity
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Common shares	Treasury shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Equity
Balance at December 31, 2022	$229,455	$(16,438)	$22,095	$70,501	$306	$305,919
Net income	—	—	—	45,495	—	45,495
Unrealized foreign currency translation loss	—	—	—	—	(1,462)	(1,462)
Dividends ($0.30 per share)	—	—	—	(7,936)	—	(7,936)
Purchase of treasury shares	—	(5,878)	—	—	—	(5,878)
Stock-based compensation	—	6,264	(2,766)	—	—	3,498
Balance at September 30, 2023	$229,455	$(16,052)	$19,329	$108,060	$(1,156)	$339,636

Balance at December 31, 2023	$229,455	$(16,165)	$20,739	$123,032	$(407)	$356,654
Net income	—	—	—	39,277	—	39,277
Unrealized foreign currency translation gain	—	—	—	—	1,753	1,753
Dividends ($0.30 per share)	—	—	—	(7,911)	—	(7,911)
Purchase of treasury shares	—	(2,362)	—	—	—	(2,362)
Stock-based compensation	—	2,718	1,785	—	—	4,503
Balance at September 30, 2024	$229,455	$(15,809)	$22,524	$154,398	$1,346	$391,914
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) September 30, 2024	F-3	North American Construction Group Ltd.

Interim Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)
(Unaudited)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2024	2023	2024	2023
Cash provided by (used in):
Operating activities:
Net income		$13,901	$11,387	$39,277	$45,495
Adjustments to reconcile to net cash from operating activities:
Depreciation		38,354	28,592	121,918	89,329
Amortization of deferred financing costs	12	780	296	2,303	877
Loss (gain) on disposal of property, plant and equipment		348	(311)	641	189
Loss (gain) on derivative financial instruments		572	(2,618)	845	(6,979)
Stock-based compensation expense		1,332	5,583	3,081	16,324
Equity earnings in affiliates and joint ventures	7	(4,428)	(4,277)	(9,545)	(22,963)
Cash settlement of deferred share units		—	(471)	—	(7,817)
Dividends and advances received from affiliates and joint ventures	7	82	2,549	3,584	10,715
Change in fair value of contingent obligations	13(a)	21,989	—	38,945	—
Other adjustments to cash from operating activities		2,378	698	10,270	782
Deferred income tax expense		4,530	238	11,322	8,694
Net changes in non-cash working capital	15(b)	(31,654)	(4,154)	(103,578)	(25,125)
		48,184	37,512	119,063	109,521
Investing activities:
Purchase of property, plant and equipment		(61,812)	(39,295)	(203,772)	(114,210)
Additions to intangible assets		(2,277)	(121)	(3,953)	(123)
Proceeds on disposal of property, plant and equipment		9,485	1,769	11,080	4,809
Net payment on the wind up of affiliates and joint ventures	7	—	—	—	(387)
Net advances of loans with affiliates and joint ventures		(5,617)	10,677	(6,289)	2,788
Cash settlement of derivative financial instruments		—	—	4,015	—
		(60,221)	(26,970)	(198,919)	(107,123)
Financing activities:
Proceeds from long-term debt	8	50,014	55,000	201,291	95,000
Repayment of long-term debt	8	(25,277)	(37,494)	(101,596)	(111,401)
Payments towards contingent consideration	13, 14	—	—	(20,907)	—
Financing costs		(13)	—	(62)	—
Dividends paid	9(c)	(2,612)	(2,641)	(7,960)	(7,360)
Purchase of treasury shares	9(a)	(2,133)	(5,615)	(2,362)	(5,878)
		19,979	9,250	68,404	(29,639)
Increase (decrease) in cash		7,942	19,792	(11,452)	(27,241)
Effect of foreign exchange rate on changes in cash		1,385	(1,100)	508	(1,462)
Cash, beginning of period		68,343	21,749	88,614	69,144
Cash, end of period		$77,670	$40,441	$77,670	$40,441
Supplemental cash flow information (note 15(a)).
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) September 30, 2024	F-4	North American Construction Group Ltd.

Notes to Interim Consolidated Financial Statements
For the three and nine months ended September 30, 2024
(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)
(Unaudited)
1. Nature of operations
North American Construction Group Ltd. ("NACG" or the "Company") was formed under the Canada Business Corporations Act. The Company and its predecessors have been operating continuously since 1953 providing a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors within Canada, the United States, and Australia. A significant portion of services are primarily focused on supporting the construction and operation of surface mines.
2. Significant accounting policies
Basis of presentation
These interim consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("US GAAP"). These interim consolidated financial statements include the accounts of the Company, and its wholly-owned incorporated subsidiaries in Canada, the United States, and Australia. All significant intercompany transactions and balances are eliminated upon consolidation. The Company also holds ownership interests in other corporations, partnerships and joint ventures.
Except as noted below, The Company has prepared these interim consolidated financial statements on the same basis as its annual consolidated financial statements.
The Company's full year results are not likely to be a direct multiple of any particular quarter or combination of quarters due to seasonality. Oil sands mining in Canada revenues are typically highest in the first quarter of each year as ground conditions are most favorable for this type of work while civil construction revenues are typically highest during the third and fourth quarter, as weather conditions during these seasons are most favorable for this type of work. Rental and production-related mine support revenue in the Queensland region can be impacted by the rainy cyclone season from November through February. During this period, heavy rains can temporarily suspend mining operations from both the direct impacts to the mine itself as well as flooding that can damage perimeter roads required for critical supplies and parts. In addition to revenue variability, gross profit margins can be negatively affected in less active periods because the Company is likely to incur higher maintenance and repair costs due to its equipment being available for servicing.
Change in significant accounting policy - Basis of presentation
During the first quarter of 2024, the Company changed its accounting policy for the elimination of its proportionate share of profit from downstream sales to affiliates and joint ventures to record through equity earnings in affiliates and joint ventures on the Consolidated Statements of Operations and Comprehensive Income. Prior to this change, the Company eliminated its proportionate share of profit on downstream sales to affiliates and joint ventures through revenue and cost of sales. The change in accounting policy simplifies the presentation for downstream profit eliminations and has no cumulative impact on retained earnings. The Company has accounted for the change retrospectively in accordance with the requirements of US GAAP Accounting Standards Codification ("ASC") 250 by restating the comparative period. For details of retrospective changes, refer to note 16 in these Financial Statements.

Interim Consolidated Financial Statements (Unaudited) September 30, 2024	F-5	North American Construction Group Ltd.

3. Recent accounting pronouncements not yet adopted
a) Joint venture formations
In August 2023, the FASB issued ASU 2023-05, Business Combinations - Joint Venture Formations. This accounting standard update was issued to create new requirements for valuing contributions made to a joint venture upon formation. This standard is effective January 1, 2025, with early adoption permitted. The Company is assessing the impact the adoption of this standard may have on its consolidated financial statements.
b) Segment reporting
In November 2023, the FASB issued ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures. This accounting standard update was issued to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. This standard is effective for annual statements for the fiscal year beginning January 1, 2024, with early adoption permitted. The Company is assessing the impact the adoption of this standard may have on its consolidated financial statements.
c) Income taxes
In December 2023, the FASB issued ASU 2023-09, Income Taxes: Improvements to Income Tax Disclosures. This accounting standard update was issued to increase transparency by improving income tax disclosures, primarily related to the rate reconciliation and income taxes paid information. This standard is effective for annual statements for the fiscal year beginning January 1, 2025, with early adoption permitted. The Company is assessing the impact the adoption of this standard may have on its consolidated financial statements.
d) Stock compensation
In March 2024, the FASB issued ASU 2024-01, Compensation - Stock Compensation. This accounting standard update was issued to reduce complexity in determining if profit interest awards are subject to Topic 718 and to reduce diversity in practice. This standard is effective for annual statements for the fiscal year beginning January 1, 2025. The Company is assessing the impact the adoption of this standard may have on its consolidated financial statements.
4. Accounts receivable

	September 30, 2024	December 31, 2023
Trade	$61,347	$65,386
Holdbacks	642	363
Accrued trade receivables	73,518	16,556
Contract receivables	$135,507	$82,305
Other	22,672	15,550
	$158,179	$97,855
The Company has not recorded an allowance for credit losses and there has been no change to this estimate in the period. Included within other are commodity tax receivables, receivables from related parties, and other non-trade receivables.

Interim Consolidated Financial Statements (Unaudited) September 30, 2024	F-6	North American Construction Group Ltd.

5. Revenue
a) Disaggregation of revenue

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
Revenue by source
Operations support services	$278,538	$174,486	$825,886	$578,450
Equipment and component sales	7,708	22,395	32,178	49,399
Construction services	611	—	2,133	8,549
	$286,857	$196,881	$860,197	$636,398

Revenue by commercial terms
Time & materials	$265,148	$104,153	$747,944	$380,320
Unit price	19,023	90,114	102,361	244,665
Lump-sum	2,686	2,614	9,892	11,413
	$286,857	$196,881	$860,197	$636,398

Timing of revenue recognized
As-invoiced	$273,828	$101,002	$775,263	$389,426
Cost-to-cost percent complete	5,321	73,484	52,756	197,573
Point-in-time	7,708	22,395	32,178	49,399
	$286,857	$196,881	$860,197	$636,398
b) Contract balances

	September 30, 2024	December 31, 2023
Contract assets	$16,128	$35,027

Contract liabilities
Contract liabilities	300	59
Long-term contract liabilities (included in other long-term obligations)	20,795	16,114
	$21,095	$16,173
Contract assets include unbilled amounts representing revenue recognized from work performed where the Company does not yet have an unconditional right to compensation. These balances generally relate to revenue accruals on contracts where the percentage of completion method of revenue recognition requires an accrual over what has been billed and revenue recognized from variable consideration related to unapproved contract modifications.
Contract liabilities consist of advance payments, billings in excess of costs incurred and estimated earnings on uncompleted contracts and upfront payments from customers for long-term contracts to assist with operations scaling. During the three and nine months ended September 30, 2024, the Company recognized revenue of $9 and $59, respectively, that was included in the contract liability balance as of June 30, 2024 and December 31, 2023, respectively ($nil and $1,411 in 2023 that was included in the contract balance as of June 30, 2023, and December 31, 2022, respectively).

Interim Consolidated Financial Statements (Unaudited) September 30, 2024	F-7	North American Construction Group Ltd.

c) Transaction price allocated to the remaining performance obligations
As at September 30, 2024, the transaction price allocated to remaining performance obligations is $3,022, of which $2,140 is expected to be recognized within the three months remaining in 2024. This includes estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period. Included is all consideration from contracts with customers, excluding amounts that are recognized using the as-invoiced method and any constrained amounts of revenue.
d) Unapproved contract modifications
The Company recognized revenue from variable consideration related to unpriced contract modifications for the three and nine months ended September 30, 2024, of $552 and $3,053, respectively (three and nine months ended September 30, 2023 - $4,491). The Company has settled $3,944 of the balance in 2024. The Company has recorded amounts in current assets related to uncollected consideration from revenue recognized on unpriced contract modifications as at September 30, 2024, of $8,848 (December 31, 2023 - $9,482).
6. Inventories

	September 30, 2024	December 31, 2023
Repair parts	$49,262	$41,358
Tires and track frames	5,704	6,478
Fuel and lubricants	1,852	1,941
Parts and supplies	56,818	49,777
Parts, supplies and components for equipment rebuilds	18,923	13,898
Customer rebuild work in process	1,409	1,287
	$77,150	$64,962
7. Investments in affiliates and joint ventures

Affiliate or joint venture name:	Interest
Nuna Group of Companies ("Nuna")
Nuna Logistics Ltd.	49%
North American Nuna Joint Venture	50%
Nuna East Ltd.	37%
Nuna Pang Contracting Ltd.	37%
Nuna West Mining Ltd.	49%
Mikisew North American Limited Partnership ("MNALP")	49%
Fargo joint ventures ("Fargo")
ASN Constructors ("ASN")	30%
Red River Valley Alliance LLC ("RRVA")	15%
NAYL Realty Inc.	49%
BNA Remanufacturing Limited Partnership	50%
Barrooghumba WPH Pty Ltd.	50%
Ngaliku WPH Pty Ltd.	50%
The following table summarizes the movement in the investments in affiliates and joint ventures balance:

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
Balance, beginning of the period	$81,206	$82,736	$81,435	$75,637
Share of net income	4,428	4,277	9,545	22,963
Dividends and advances received from affiliates and joint ventures	(82)	(2,549)	(3,584)	(12,928)
Intercompany eliminations	(360)	798	(2,204)	(410)
Balance, end of the period	$85,192	$85,262	$85,192	$85,262

Interim Consolidated Financial Statements (Unaudited) September 30, 2024	F-8	North American Construction Group Ltd.

a) Affiliate and joint venture condensed financial data
The financial information for the Company's share of the investments in affiliates and joint ventures accounted for using the equity method is summarized as follows:
Balance Sheets

September 30, 2024	Nuna	MNALP	Fargo	Other entities	Total
Assets
Cash	$650	$5,174	$74,417	$278	$80,519
Other current assets	42,123	46,193	6,948	4,894	100,158
Non-current assets	18,526	38,092	237,202	5,677	299,497
Total assets	$61,299	$89,459	$318,567	$10,849	$480,174
Liabilities
Contract liabilities	$1,186	$150	$60,961	$1,540	$63,837
Other current liabilities (excluding current portion of long-term debt)	9,556	40,026	47,559	613	97,754
Long-term debt (including current portion)	8,836	32,039	181,326	6,083	228,284
Non-current liabilities	4,716	—	391	—	5,107
Total liabilities	$24,294	$72,215	$290,237	$8,236	$394,982
Net investments in affiliates and joint ventures	$37,005	$17,244	$28,330	$2,613	$85,192

December 31, 2023	Nuna	MNALP	Fargo(i)	Other entities	Total
Assets
Cash	$9,944	$4,184	$87,418	$222	$101,768
Other current assets	34,937	36,060	23,284	4,593	98,874
Non-current assets	23,884	37,103	154,090	10,434	225,511
Total assets	$68,765	$77,347	$264,792	$15,249	$426,153
Liabilities
Contract liabilities	$7,817	$—	$76,481	$52	$84,350
Other current liabilities (excluding current portion of long-term debt)	5,145	29,216	33,122	1,871	69,354
Long-term debt (including current portion)	9,631	36,596	132,818	6,221	185,266
Non-current liabilities	4,985	—	589	174	5,748
Total liabilities	$27,578	$65,812	$243,010	$8,318	$344,718
Net investments in affiliates and joint ventures	$41,187	$11,535	$21,782	$6,931	$81,435
(i) For December 31, 2023, the Company reclassified $18,728 from non-current assets to other current assets to align with a presentation change made by the equity investee in the current year.
Included within the Company's share of Nuna September 30, 2024, current assets are contract assets of $7,838 from variable consideration related to unapproved contract modifications (December 31, 2023 – $8,701).

Interim Consolidated Financial Statements (Unaudited) September 30, 2024	F-9	North American Construction Group Ltd.

Statements of Operations

Three months ended September 30, 2024	Nuna	MNALP	Fargo	Other entities	Total
Revenues	$19,768	$70,438	$51,037	$3,331	$144,574
Gross profit	3,792	2,391	8,914	220	15,317
Income before taxes	3,006	1,740	288	174	5,208
Net income	$2,265	$1,740	$288	$135	$4,428

Three months ended September 30, 2023	Nuna	MNALP	Fargo	Other entities	Total
Revenues	$40,090	$88,480	$38,677	$1,420	$168,667
Gross profit	681	2,940	7,664	201	11,486
Income before taxes	(764)	2,220	3,711	(442)	4,725
Net income	$(838)	$2,220	$3,337	$(442)	$4,277

Nine months ended September 30, 2024	Nuna	MNALP	Fargo	Other entities	Total
Revenues	$47,876	$219,465	$105,234	$10,214	$382,789
Gross profit	4,367	7,788	24,129	888	37,172
Income before taxes	(4,140)	5,651	6,053	1,696	9,260
Net income	$(3,748)	$5,651	$6,053	$1,589	$9,545

Nine months ended September 30, 2023	Nuna	MNALP	Fargo	Other entities	Total
Revenues	$146,699	$297,879	$67,242	$4,817	$516,637
Gross profit	14,376	10,407	15,674	511	40,968
Income before taxes	8,101	8,107	9,250	(1,201)	24,257
Net income	$7,259	$8,107	$8,798	$(1,201)	$22,963
b) Related parties
The following table provides the material aggregate outstanding balances with affiliates and joint ventures. Accounts payable and accrued liabilities due to joint ventures and affiliates do not bear interest, are unsecured, and without fixed terms of repayment. Accounts receivable from certain joint ventures and affiliates bear interest at various rates and all other accounts receivable amounts are non-interest bearing.

	September 30, 2024	December 31, 2023
Accounts receivable	$71,987	$41,157
Contract assets	14,682	12,019
Other assets	56	350
Accounts payable and accrued liabilities	20,848	15,087
The Company enters into transactions with a number of its joint ventures and affiliates that involve providing services primarily consisting of subcontractor services, equipment rental revenue, and sales of equipment and components. These transactions were conducted in the normal course of operations, which were established and agreed to as consideration by the related parties. For the three months ended September 30, 2024, and 2023, revenue earned from these services was $130,913 and $178,909, respectively. For the nine months ended September 30, 2024, and 2023, revenue earned from these services was $407,971 and $583,379, respectively. The majority of services are being completed through the MNALP joint venture which performs the role of contractor and subcontracts work to the Company. Accounts receivable balances from MNALP are recorded when MNALP bills the external customer and are settled when MNALP receives payment. At September 30, 2024, MNALP had recorded accounts receivable of $83,378 on its balance sheet (December 31, 2023 – $61,111).

Interim Consolidated Financial Statements (Unaudited) September 30, 2024	F-10	North American Construction Group Ltd.

8. Long-term debt

	Note	September 30, 2024	December 31, 2023
Credit Facility	8(a)	$395,700	$317,488
Equipment financing	8(b)	267,544	220,466
Convertible debentures	8(c)	129,750	129,750
Mortgage		27,810	28,429
Unamortized deferred financing costs		(2,832)	(3,514)
		$817,972	$692,619
Less: current portion of long-term debt		(94,485)	(81,306)
		$723,487	$611,313
a) Credit Facility
On October 3, 2023, the Company entered into an Amended and Restated Credit Agreement (the "Credit Facility") with a banking syndicate. On October 26, 2023, the Company exercised the accordion feature to increase the size of the tranches as included in the amended agreement. The amended agreement matures on October 3, 2026, with an option to extend on an annual basis, subject to certain conditions. The agreement is comprised solely of a revolving facility that includes a Canadian dollar tranche of $280.0 million and an Australian dollar tranche of A$220.0 million, totaling $485.7 million of lending capacity using the exchange rate in effect as at September 30, 2024. The Credit Facility permits finance lease obligations to a limit of $350.0 million and certain other borrowings outstanding to a limit of $20.0 million. The permitted amount of $350.0 million for finance lease obligations includes guarantees provided by the Company to certain joint ventures.
As at September 30, 2024, there was $32.0 million (December 31, 2023 - $31.3 million) in issued letters of credit under the Credit Facility and the unused borrowing availability was $58.0 million (December 31, 2023 - $129.3 million).
As at September 30, 2024, there was $20.0 million in borrowing availability under finance lease obligations (December 31, 2023 - $60.1 million). Borrowing availability under finance lease obligations considers the current and long-term portion of finance lease obligations and financing obligations, including the finance lease obligations for the joint ventures that the Company guarantees.
The Credit Facility has two financial covenants that must be tested quarterly on a trailing four-quarter basis. As at September 30, 2024, the Company was in compliance with its financial covenants.
•The first covenant is the Total Debt to Bank EBITDA Ratio.
◦"Total Debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) finance leases; (ii) borrowings under credit facilities (excluding outstanding Letters of Credit); (iii) mortgage; (iv) promissory notes; (v) financing obligations; and (vi) vendor financing, excluding convertible debentures.
◦"Bank EBITDA" is defined as earnings before interest, taxes, depreciation and amortization, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash stock-based compensation expense, gain or loss on disposal of property, plant and equipment, acquisition costs, and certain other noncash items included in the calculation of net income.
◦The Total Debt to Bank EBITDA Ratio must be less than or equal to 3.5:1.
•The second covenant is the Fixed Charge Coverage Ratio which is defined as Bank EBITDA less maintenance capital expenditures, cash distributions (dividends, share buybacks, etc.), and cash taxes compared to Fixed Charges.
◦"Fixed Charges" is defined as cash interest and all scheduled principal debt repayments.
◦The Fixed Charge Coverage Ratio is to be maintained at a ratio greater than 1.1:1.
The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Australian Bank Bill Swap Reference Rate ("BBSY"), Term CORRA Margin Rate and Daily Compounded CORRA Margin Rate, or the Secured

Interim Consolidated Financial Statements (Unaudited) September 30, 2024	F-11	North American Construction Group Ltd.

Overnight Financing Rate ("SOFR") (all such terms as used or defined in the Credit Facility), plus applicable margins. The Company is also subject to non-refundable standby fees, 0.40% to 0.70% depending on the Company's Total Debt to Bank EBITDA Ratio. The Credit Facility is secured by a lien on all of the Company's existing and after-acquired property.
The Company acts as a guarantor for drawn amounts under revolving equipment lease credit facilities which have a combined capacity of $115.0 million for MNALP, an affiliate of the Company. This equipment lease credit facility will allow MNALP to avail the credit through a lease agreement and/or equipment finance contract with appropriate supporting documents. As at September 30, 2024, the Company has provided guarantees on this facility of $65.0 million (December 31, 2023 - $74.7 million). There have been no instances or indication that payments will not be made by MNALP; therefore, no liability has been recorded related to this guarantee.
Subsequent to September 30, 2024, on October 25, 2024, the Company entered into an amended and restated senior secured credit facility. The maturity date has been extended by one year to October 3, 2027. The Credit Facility includes a Canadian dollar tranche of $300.0 million (increased from $280.0 million) and an Australian dollar tranche of A$250.0 million (increased from A$220.0 million), totaling $529.7 million of lending capacity using the exchange rate in effect as at October 25, 2024. The Credit Facility allows for an additional $400 million of secured equipment financing from third party providers (increased from $350 million).
b) Equipment financing

	Note	September 30, 2024	December 31, 2023
Finance lease obligations		$63,336	$52,851
Financing obligations	8(d)	201,644	162,266
Promissory notes		2,564	5,349
		$267,544	$220,466

	Three months ended			Three months ended
	September 30, 2024			September 30, 2023
	Additions	Payments	Change in foreign exchange rates	Additions	Payments
Finance lease obligations	$8,985	$(6,623)	$339	$2,229	$(7,353)
Financing obligations	21,029	(17,952)	3,559	—	(3,459)
Promissory notes	—	(494)	—	—	(1,482)
	$30,014	$(25,069)	$3,898	$2,229	$(12,294)

	Nine months ended			Nine months ended
	September 30, 2024			September 30, 2023
	Additions	Payments	Change in foreign exchange rates	Additions	Payments
Finance lease obligations	$30,054	$(20,963)	$1,394	$27,228	$(20,573)
Financing obligations	92,076	(57,229)	4,531	—	(10,823)
Promissory notes	—	(2,785)	—	—	(4,407)
	$122,130	$(80,977)	$5,925	$27,228	$(35,803)
c) Convertible debentures

	September 30, 2024	December 31, 2023
5.50% convertible debentures	$74,750	$74,750
5.00% convertible debentures	55,000	55,000
	$129,750	$129,750

Interim Consolidated Financial Statements (Unaudited) September 30, 2024	F-12	North American Construction Group Ltd.

The terms of the convertible debentures are summarized as follows:

	Date of issuance	Maturity	Conversion price	Debt issuance costs
5.50% convertible debentures	June 1, 2021	June 30, 2028	$24.23	$3,531
5.00% convertible debentures	March 20, 2019	March 31, 2026	$25.29	$2,691
Interest on the 5.50% convertible debentures is payable semi-annually in arrears on June 30 and December 31 of each year. Interest on the 5.00% convertible debentures is payable semi-annually on March 31 and September 30 of each year.
The conversion price is adjusted upon certain events, including: the subdivision or consolidation of the outstanding common shares, issuance of certain options, rights or warrants, distribution of cash dividends in an amount greater than $0.192 for the 5.50% convertible debentures or $0.12 per common share for the 5.00% convertible debentures, and other reorganizations such as amalgamations or mergers.
The 5.50% convertible debentures are redeemable on and after June 30, 2024, and prior to June 30, 2026 at the option of the Company at the redemption price equal to the principal amount of the debentures plus accrued and unpaid interest thereon up to but excluding the date set for redemption provided, among other things, the current market price is at least 125% of the conversion price ($30.625) on the date on which notice of the redemption is given. On or after June 30, 2026, the debentures may be redeemed at the option of the Company at the redemption price equal to the principal amount of the debentures plus accrued and unpaid interest.
Both the 5.00% convertible debentures and the 5.50% convertible debentures are redeemable under certain conditions after a change in control has occurred. If a change in control occurs, the Company is required to offer to purchase all of the convertible debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase. The 5.00% convertible debentures are otherwise not redeemable by the Company.
d) Financing obligations
During the three and nine months ended September 30, 2024, the Company recorded new financing obligations of $21.0 million and $92.1 million, respectively. The financing contracts expire between August 2026 and September 2029 and bear interest between 5.56% and 7.92%. The financing obligations are secured by the corresponding property, plant and equipment.
9. Shares
a) Common shares

	Common shares	Treasury shares	Common shares, net of treasury shares
Issued and outstanding as at December 31, 2023	27,827,282	(1,090,187)	26,737,095
Purchase of treasury shares	—	(11,748)	(11,748)
Settlement of certain equity classified stock-based compensation	—	105,500	105,500
Issued and outstanding as at September 30, 2024	27,827,282	(996,435)	26,830,847

Interim Consolidated Financial Statements (Unaudited) September 30, 2024	F-13	North American Construction Group Ltd.

b) Net income per share

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
Net income	$13,901	$11,387	$39,277	$45,495
Interest from convertible debentures (after tax)	1,509	1,462	4,490	4,441
Diluted net income available to common shareholders	$15,410	$12,849	$43,767	$49,936

Weighted-average number of common shares	26,823,124	26,700,303	26,762,439	26,509,360
Weighted-average effect of dilutive securities
Dilutive effect of treasury shares	1,004,158	1,126,979	1,064,843	1,317,922
Dilutive effect of 5.00% convertible debentures	2,174,773	2,129,307	2,174,773	2,129,307
Dilutive effect of 5.50% convertible debentures	3,085,019	3,051,020	3,085,019	3,051,020
Weighted-average number of diluted common shares	33,087,074	33,007,609	33,087,074	33,007,609

Basic net income per share	$0.52	$0.43	$1.47	$1.72
Diluted net income per share	$0.47	$0.39	$1.32	$1.51
For the three and nine months ended September 30, 2024 and 2023, all securities were dilutive.
c) Dividends

	Date declared	Per share	Shareholders on record as of	Paid or payable to shareholders	Total paid or payable
Q1 2023	February 14, 2023	$0.10	March 3, 2023	April 6, 2023	$2,621
Q2 2023	April 25, 2023	$0.10	May 26, 2023	July 7, 2023	$2,641
Q3 2023	July 25, 2023	$0.10	August 31, 2023	October 6, 2023	$2,674
Q4 2023	October 31, 2023	$0.10	November 30, 2023	January 5, 2024	$2,674
Q1 2024	February 20, 2024	$0.10	March 8, 2024	April 5, 2024	$2,674
Q2 2024	April 30, 2024	$0.10	May 31, 2024	July 5, 2024	$2,612
Q3 2024	July 31, 2024	$0.10	August 30, 2024	October 4, 2024	$2,625
d) Share purchase program
Subsequent to period end, on October 30, 2024, the Company announced its intention to commence a normal course issuer bid ("NCIB") to purchase, for cancellation, up to 2,087,577 of its voting common shares, which represents approximately 10.0% of the public float and approximately 7.5% of the issued and outstanding common shares as of October 24, 2024. In order to comply with applicable securities laws, the Company will purchase a maximum of 1,391,364 common shares (or approximately 5.0% of the issued and outstanding voting common shares) on the NYSE and alternative trading systems. This NCIB is expected to commence on or about November 4, 2024 and will terminate no later than November 3, 2025.
10. Segmented information
a) General information
The Company provides a wide range of mining and heavy civil construction services to customer in the resource development and industrial construction sectors within Canada, the United States, and Australia. A significant portion of services are primarily focused on supporting the construction and operation of surface mines. The Company considers the basis on which it is organized, including geographic areas, to identify its operating segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and are evaluated regularly by the chief operating decision maker when allocating resources and assessing performance. The chief operating decision makers ("CODMs") are the President & CEO and the CFO of the Company.
The Company’s reportable segments are Heavy Equipment - Canada, Heavy Equipment - Australia, and Other. Heavy Equipment - Canada and Heavy Equipment - Australia include all of aspects of the mining and heavy civil construction services provided within those geographic areas. Other includes mine management contract work in the United States, external maintenance and rebuild programs and equity method investments.

Interim Consolidated Financial Statements (Unaudited) September 30, 2024	F-14	North American Construction Group Ltd.

Segment performance is evaluated by the CODMs based on gross profit and is measured consistently with gross profit in the consolidated financial statements. Inter-segment revenues are eliminated on consolidation and reflected in the Eliminations column.
b) Results by reportable segment

Three months ended September 30, 2024	Heavy Equipment - Canada	Heavy Equipment - Australia	Other	Eliminations	Total
Revenue from external customers	$132,654	$149,767	$4,426	$—	$286,847
Revenue from intersegment transactions	—	(238)	6,408	(6,160)	10
Depreciation expense	21,806	17,482	—	(934)	38,354
Segment gross profits	25,741	36,847	2,311	199	65,098
Purchase of property, plant and equipment	7,120	54,692	—	—	61,812

Three months ended September 30, 2023	Heavy Equipment - Canada	Heavy Equipment - Australia	Other	Eliminations	Total
Revenue from external customers	$171,256	$12,069	$7,421	$—	$190,746
Revenue from intersegment transactions	616	3,206	5,533	(3,220)	6,135
Depreciation expense	28,126	50	—	416	28,592
Segment gross profits	20,237	4,218	3,048	(985)	26,518
Purchase of property, plant and equipment	39,295	—	—	—	39,295

Nine months ended September 30, 2024	Heavy Equipment - Canada	Heavy Equipment - Australia	Other	Eliminations	Total
Revenue from external customers	$413,742	$430,701	$14,954	$—	$859,397
Revenue from intersegment transactions	—	(52)	7,067	(6,215)	800
Depreciation expense	78,572	44,452	—	(1,106)	121,918
Segment gross profits	51,175	106,930	8,616	1,336	168,057
Purchase of property, plant and equipment	82,291	121,481	—	—	203,772

Nine months ended September 30, 2023	Heavy Equipment - Canada	Heavy Equipment - Australia	Other	Eliminations	Total
Revenue from external customers	$576,184	$27,022	$19,639	$—	$622,845
Revenue from intersegment transactions	3,190	3,206	16,051	(8,894)	13,553
Depreciation expense	88,266	140	—	923	89,329
Segment gross profits	73,253	9,033	8,837	(1,910)	89,213
Purchase of property, plant and equipment	114,210	—	—	—	114,210
Revenue from intersegment transactions includes transactions with the Company’s joint ventures accounted for using the equity method which are not eliminated upon consolidation.

Segment assets	September 30, 2024	December 31, 2023
Heavy Equipment - Canada	$1,125,880	$1,079,370
Heavy Equipment - Australia	846,512	718,114
Other	316,890	307,850
Eliminations	(595,146)	(558,856)
	$1,694,136	$1,546,478

Interim Consolidated Financial Statements (Unaudited) September 30, 2024	F-15	North American Construction Group Ltd.

c) Reconciliation of total gross profit for reportable segments to income before income taxes

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
Total gross profit for reportable segments	$65,098	$26,518	$168,057	$89,213
Reconciling items:
General and administrative costs	10,945	12,485	36,630	38,638
Loss (gain) on disposal of property, plant and equipment	348	(311)	641	189
Interest expense	15,003	8,119	44,939	22,941
Equity earnings in affiliates and joint ventures	(4,428)	(4,277)	(9,545)	(22,963)
Loss (gain) on derivative financial instruments	572	(2,618)	845	(6,979)
Change in fair value of contingent obligations	21,989	—	38,945	—
Income before income taxes	$20,669	$13,120	$55,602	$57,387
d) Geographic information
i) Revenue

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
Canada	$135,253	$186,082	$421,789	$606,413
Australia	149,529	8,185	430,649	22,361
United States	2,075	2,614	7,759	7,624
	$286,857	$196,881	$860,197	$636,398
Revenue from external customers is attributed to countries on the basis of the customer's location.
ii) Long lived assets

	September 30, 2024	December 31, 2023
Canada	$597,134	$601,537
Australia	666,851	568,306
	$1,263,985	$1,169,843
Long lived assets consists of property, plant and equipment, lease assets, deferred tax assets, and other assets including intangibles. Geographic information is attributed to countries based on the location of the assets.
11. Cost of sales

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
Salaries, wages, & benefits	$85,920	$55,304	$253,106	$193,010
Repair parts & consumable supplies	50,305	40,091	172,226	132,759
Subcontractor services	22,192	21,657	72,691	72,029
Equipment & component sales	11,743	17,926	28,879	38,663
Third-party rentals	6,799	3,878	22,255	10,745
Fuel	3,169	1,155	11,086	4,940
Other	3,277	1,760	9,979	5,710
	$183,405	$141,771	$570,222	$457,856

Interim Consolidated Financial Statements (Unaudited) September 30, 2024	F-16	North American Construction Group Ltd.

12. Interest expense, net

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
Credit Facility	$7,418	$2,852	$21,436	$9,262
Equipment financing	3,708	836	11,707	2,461
Convertible debentures	1,730	1,716	5,151	5,135
Interest on customer supply chain financing	692	988	2,539	3,138
Mortgage	237	244	716	737
Amortization of deferred financing costs	780	296	2,303	877
Interest expense	$14,565	$6,932	$43,852	$21,610
Other interest expense, net	438	1,187	1,087	1,331
	$15,003	$8,119	$44,939	$22,941
13. Financial instruments and risk management
a) Fair value measurements
The fair values of the Company’s cash, accounts receivable, accounts payable, and accrued liabilities approximate their carrying amounts due to the nature of the instrument or the relatively short periods to maturity for the instruments. The Credit Facility has a carrying value that approximates the fair value due to the floating rate nature of the debt. The promissory notes have a carrying value that is not materially different than their fair value due to similar instruments bearing similar interest rates.
Financial instruments with carrying amounts that differ from their fair values are as follows:

		September 30, 2024		December 31, 2023
	Fair Value Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Convertible debentures	Level 1	129,750	147,354	129,750	160,072
Financing obligations	Level 2	201,644	199,906	162,266	159,900
Mortgage	Level 2	27,810	24,351	28,429	22,780
The Company classifies contingent obligations related to contingent consideration on the MacKellar and DGI acquisitions (note 14), comprised of a contingent payment, deferred consideration and earn-out payments, as Level 3 due to the lack of relevant observable market data over fair value inputs. The contingent obligation is measured at fair value by discounting estimated future payments to the net present value using Level 3 inputs. The Company believes the discount rates used to discount the components of the contingent obligation reflect market participant assumptions.
The contingent payment is based on forecasted performance for a specific MacKellar customer which is expected to be paid in full. The deferred consideration is a MacKellar vendor-provided debt mechanism to be paid out evenly over four years.
The Company uses projected MacKellar and DGI financial results to value the anticipated future earn-out payments. The estimated liability is based on forecasted information and as such, could result in a range of outcomes. The impact of a reasonably possible change of +/- 10% in forecasted net income on the fair value of the earn-out obligation is estimated to be between a $9,481 decrease to a $9,481 increase on the fair value as at September 30, 2024. During the nine months ended September 30, 2024, there has been no change in the valuation approach or technique.

Interim Consolidated Financial Statements (Unaudited) September 30, 2024	F-17	North American Construction Group Ltd.

Reconciliation of Level 3 recurring fair value measurements:

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
Balance, beginning of the period	$113,828	$2,210	$115,857	$3,862
Changes in fair value recognized in earnings	21,989	—	38,945	—
Changes in foreign exchange rates	3,536	(179)	5,458	(203)
Payments	—	—	(20,907)	(1,628)
Balance, end of the period	$139,353	$2,031	$139,353	$2,031
Changes in estimated fair values are recorded in the Consolidated Statements of Operations and Comprehensive Income. Changes in the fair value of the contingent obligation are due to adjustments in forecasted income estimates and increases from interest accretion expense. The revised estimates for the three and nine months ended September 30, 2024, reflect improved forecasted performance based on recent contract awards and capital investments.
b) Swap agreement
On May 29, 2024, the Company entered into a swap agreement on its common shares with a financial institution for investment purposes. During the three and nine months ended September 30, 2024, the Company recognized an unrealized loss of $572 and $845, respectively, on this agreement based on the difference between the par value of the converted shares and the expected price of the Company’s shares at contract maturity. The agreement is for 583,725 shares at a par value of $26.73, and an additional 100,000 shares at a par value of $25.36 as at September 30, 2024. The TSX closing price of the shares as at September 30, 2024, was $25.29, resulting in a fair value of $845 being recorded to other long-term obligations on the Interim Consolidated Balance Sheets as at September 30, 2024. The swap has not been designated as a hedge for accounting purposes and therefore changes in the fair value of the derivative are recognized in the Interim Consolidated Statements of Operations and Comprehensive Income.
On October 5, 2022, the Company entered into a swap agreement on its common shares with a financial institution for investment purposes. This swap agreement was completed on January 3, 2024, at which point the Company realized a gain of $229, which had been recorded in the prior year as unrealized and extinguished the derivative financial instrument that had been recorded on the Consolidated Balance Sheets at December 31, 2023.
c) Risk management
The Company is exposed to liquidity, market and credit risks associated with its financial instruments. Management performs a risk assessment on a continual basis to ensure that significant risks have been reviewed and assessed to reflect changes in market conditions and operating activities.
The Company is exposed to concentration risk through its revenues which is mitigated by the customers being large investment grade organizations. The credit worthiness of new customers is subject to review by management through consideration of the type of customer and the size of the contract. The Company has also mitigated this risk through diversification of its operations. This diversification has primarily come through investments in joint ventures which are accounted for using the equity method. Revenues of $144,574 and $382,789, respectively, for the three and nine months ended September 30, 2024 ($168,667 and $516,637, respectively, for the three and nine months ended September 30, 2023) from the Company's share of these investments are not included in revenue reported in the consolidated financial statements.
The following customers accounted for 10% or more of revenue reported in the financial statements:

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
Customer A	29%	—%	27%	—%
Customer B	25%	21%	23%	28%
Customer C	13%	37%	13%	29%
Customer D	7%	6%	10%	11%
Customer E	1%	22%	2%	22%

Interim Consolidated Financial Statements (Unaudited) September 30, 2024	F-18	North American Construction Group Ltd.

Customer A relates to the Heavy Equipment - Australia segment. All remaining significant customers that exceed 10% of revenue in 2024 and 2023 fall under the Heavy Equipment - Canada segment.
Where the Company generates revenue under its subcontracting arrangement with MNALP, the final end customer is represented in the table above.
The Company is largely protected against inflation risk as customer contracts contain terms that require annual price increases. The timing of these increases pose a short-term risk to financial results as cost increases are realized immediately and contractual increases are calculated using public reporting of index values, which lag actual cost increases by one to three months.
14. Business acquisition
MacKellar Group
On October 1, 2023, the Company acquired 100% of the shares and business of MacKellar Group (“MacKellar”), a privately owned Australia-based provider of heavy earthworks solutions to the mining and civil sectors for total consideration of $179,668 including a cash payment and contingent consideration comprised of a contingent payment based on forecasted performance for a specific customer which is expected to be paid in full, an earn-out mechanism based on MacKellar’s future net income generated over four years, and deferred consideration which is a vendor provided debt mechanism to be paid out evenly over four years and was estimated based on unaudited financial statements at closing. The acquisition of MacKellar significantly expanded the Company's capability and allows the Company to serve a highly valuable and diversified base of customers in Australia.
The following table summarizes the total consideration paid for MacKellar and the fair values of the assets acquired and liabilities assumed at the acquisition date:

October 1, 2023
Cash consideration	$65,572
Earn-out at estimated fair value	79,839
Deferred consideration at estimated fair value	27,014
Contingent payment at estimated fair value	7,243
Total consideration transferred	$179,668

Equipment financing assumed	203,946
Total purchase price	$383,614

Purchase price allocation to assets acquired and liabilities assumed:
Cash	$13,901
Accounts receivable	65,033
Contract assets	713
Inventories	12,155
Prepaid expenses	2,187
Property, plant and equipment	394,394
Investments in affiliates and joint ventures	85
Intangible assets	690
Accounts payable	(45,829)
Accrued liabilities	(22,464)
Other long-term obligations	(16,934)
Deferred income tax liabilities	(20,317)
Third party equipment financing assumed:
Financing obligations	(173,430)
Finance leases	(30,516)
Total identifiable net assets at fair value	$179,668
NACG’s existing Credit Facility funded the partial payout of equipment financing assumed as part of the Transaction in the amount of $73,657 for financing obligations and $18,509 for finance leases.
The gross amount of accounts receivable approximated its fair value with no expected uncollectible amounts as of the acquisition date.
The Company engaged a third-party specialist to determine the fair value of the property, plant and equipment using a market based approach, based primarily on the selling price of comparable assets.

Interim Consolidated Financial Statements (Unaudited) September 30, 2024	F-19	North American Construction Group Ltd.

During the three and nine months ended September 30, 2024, the Company recognized $144,420 and $406,518 of revenue and $17,375 and $54,514 of net income, respectively, from MacKellar recorded in the Consolidated Statement of Operations and Comprehensive Income.
The following unaudited pro forma information reflects the impact of the transaction on the Company's consolidated results as if it had occurred on January 1, 2023.

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
Revenue	$286,857	$336,169	$860,197	$1,013,224
Net income	13,833	24,209	39,101	82,498
These pro forma amounts have been calculated after applying NACG accounting policies and adjusting the results of MacKellar to reflect the depreciation and amortization that would have been charged assuming the fair value adjustments to property, plant, and equipment had been applied from January 1, 2023, with the consequential tax effects.
The unaudited pro forma results are presented for informational purposes only and are not necessarily indicative of what the actual results of operations of the combined company would have been if the acquisition had occurred on January 1, 2023, nor are they indicative of future results of operations.
15. Other information
a) Supplemental cash flow information

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
Cash paid during the period for:
Interest	$10,993	$6,448	$33,955	$21,725
Income taxes	9,288	—	15,597	1,370
Cash received during the period for:
Interest	67	40	236	398
Operating subleases included in cash from operations	170	1,295	512	4,887
Non-cash transactions:
Addition of property, plant and equipment by means of finance leases	—	2,229	14,157	27,228
Increase in assets held for sale, offset by property, plant and equipment	6,114	658	15,988	3,939
Non-cash working capital exclusions:
Net decrease in accounts receivable related to realized gain on derivative financial instruments	—	—	(4,015)	—
Net decrease (increase) in accounts payable and accrued liabilities related to loans from affiliates and joint ventures	2,000	(15,764)	2,088	(2,264)
Net decrease in accrued liabilities related to the current portion of deferred stock units liability	—	—	—	5,099
Net increase in accrued liabilities related to the current portion of acquisition DGI earn-out liability	—	(9)	—	(1,448)
Net (increase) decrease in accrued liabilities related to taxes payable	(535)	809	(535)	1,049
Net decrease (increase) in accrued liabilities related to dividend payable	49	(33)	49	(576)
Non-cash working capital movement from change in foreign exchange rates
Increase in accounts receivable	1,479	—	2,230	—
Increase in contract assets	181	—	35	—
Increase in inventory	699	—	1,075	—
Increase in prepaid expenses	73	—	128	—
Increase in accounts payable	(1,969)	—	(1,658)	—
Increase in accrued liabilities	(695)	—	(995)	—

Interim Consolidated Financial Statements (Unaudited) September 30, 2024	F-20	North American Construction Group Ltd.

b) Net change in non-cash working capital
The table below represents the cash (used in) provided by non-cash working capital:

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
Operating activities:
Accounts receivable	$(14,249)	$346	$(62,109)	$5,241
Contract assets	(3,061)	(2,794)	18,934	2,320
Inventories	(7,063)	(917)	(11,113)	(7,188)
Prepaid expenses and deposits	(414)	1,943	(899)	3,941
Accounts payable	1,399	(4,773)	(24,738)	(12,876)
Accrued liabilities	(8,557)	1,972	(23,894)	(15,221)
Contract liabilities	291	69	241	(1,342)
	$(31,654)	$(4,154)	$(103,578)	$(25,125)
16. Change in significant accounting policy - Basis of presentation
The following tables summarize the effect of the change in accounting policy (note 2) on the Consolidated Statement of Operations and Comprehensive Income for the three and nine months ended September 30, 2024, and 2023:

	Three months ended September 30, 2024			Three months ended September 30, 2023
	Without change	Adjustments	As reported	As originally reported	Adjustments	As reported
Revenue	$287,837	$(980)	$286,857	$194,744	$2,137	$196,881
Cost of sales	184,280	(875)	183,405	139,840	1,931	141,771
Gross profit	65,203	(105)	65,098	26,312	206	26,518
Equity earnings in affiliates and joint ventures	(4,323)	(105)	(4,428)	(4,483)	206	(4,277)
Net income	13,901	—	13,901	11,387	—	11,387

	Nine months ended September 30, 2024			Nine months ended September 30, 2023
	Without change	Adjustments	As reported	As originally reported	Adjustments	As reported
Revenue	$862,852	$(2,655)	$860,197	$630,922	$5,476	$636,398
Cost of sales	572,591	(2,369)	570,222	452,831	5,025	457,856
Gross profit	168,343	(286)	168,057	88,762	451	89,213
Equity earnings in affiliates and joint ventures	(9,259)	(286)	(9,545)	(23,414)	451	(22,963)
Net income	39,277	—	39,277	45,495	—	45,495

Interim Consolidated Financial Statements (Unaudited) September 30, 2024	F-21	North American Construction Group Ltd.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Joseph Lambert, the Chief Executive Officer of North American Construction Group Ltd., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the "interim filings") of North American Construction Group Ltd. (the "issuer") for the interim period ended September 30, 2024.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework ("COSO").
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2024, and ended on September 30, 2024, that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: October 30, 2024

/s/ Joseph Lambert
Joseph Lambert, Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Jason Veenstra, the Chief Financial Officer of North American Construction Group Ltd., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the "interim filings") of North American Construction Group Ltd. (the "issuer") for the interim period ended September 30, 2024.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework ("COSO").
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2024, and ended on September 30, 2024, that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: October 30, 2024

/s/ Jason Veenstra
Jason Veenstra, Chief Financial Officer